SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005 filed with the Comisión Nacional de Valores on November 10, 2006.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the three-month periods

beginning on July 1, 2006 and 2005

and ended September 30, 2006 and 2005

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30, 2006 and June 30, 2006

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2006	June 30, 2006
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	83,452	103,018
Investments (Note 9)	169,711	130,420
Mortgage and leases receivables, net (Note 6)	127,304	114,911
Other receivables and prepaid expenses (Note 7)	60,628	52,159
Inventories (Note 8)	57,725	81,280

Total Current Assets	498,820	481,788

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 6)	36,221	33,044
Other receivables and prepaid expenses (Note 7)	98,921	97,882
Inventories (Note 8)	78,955	80,830
Investments (Note 9)	654,371	647,981
Fixed assets, net (Note 10)	1,409,361	1,413,212
Intangible assets, net	3,198	3,599

Subtotal Non-Current Assets	2,281,027	2,276,548

Goodwill, net	(18,665)	(18,215)

Total Non-Current Assets	2,262,362	2,258,333

Total Assets	2,761,182	2,740,121

	September 30, 2006	June 30, 2006
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	135,381	127,369
Mortgages payable (Note 11)	18,846	18,407
Customer advances (Note 12)	56,333	64,847
Short term-debt (Note 13)	99,284	110,799
Salaries and social security payable	12,823	14,823

Taxes payable	47,897	33,928

Other liabilities (Note 14)	53,093	49,055

Total Current Liabilities	423,657	419,228

NON-CURRENT LIABILITIES
Trade accounts payable	907	1,196
Mortgages payable (Note 11)	10,883	14,722
Customer advances (Note 12)	42,322	41,482
Long term-debt (Note 13)	272,313	280,560
Taxes payable	15,910	14,926
Other liabilities (Note 14)	34,807	32,252

Total Non-Current Liabilities	377,142	385,138

Total Liabilities	800,799	804,366

Minority interest	454,981	449,989

SHAREHOLDERS´ EQUITY	1,505,402	1,485,766

Total Liabilities and Shareholders´ Equity	2,761,182	2,740,121

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	September 30, 2006	September 30, 2005
Sales, leases and services	169,646	105,950
Cost of sales, leases and services	(81,287)	(45,392)

Gross profit	88,359	60,558
Gain from valuation of inventories at fair market value	2,164	2,871
Selling expenses	(14,789)	(11,606)
Administrative expenses	(27,647)	(19,692)

Subtotal	(40,272)	(28,427)
Net gain in credit card trust Tarjeta Shopping	3,567	1,305

Operating income (Note 4)	51,654	33,436
Amortization of goodwill	(250)	(279)
Financial results generated by assets:
Interest income	2,145	1,216
Interest on discount by assets	(40)	56
Gain on financial operations	7,085	204
Exchange gain	1,483	2,530

Subtotal	10,673	4,006
Financial results generated by liabilities:
Interest on discount by liabilities	(1)	5
Discounts	—	—
Exchange loss	(1,824)	(4,728)
Financial expenses	(11,960)	(12,309)

Subtotal	(13,785)	(17,032)

Financial results, net	(3,112)	(13,026)
Equity gain from related companies under section 33 of Law N° 19,550	1,396	19,086
Other income and expenses, net (Note 15)	(4,575)	(1,754)

Net Income before taxes and minority interest	45,113	37,463
Income tax and asset tax	(18,949)	(13,263)
Minority interest	(10,545)	(5,554)

Net income for the period	15,619	18,646

Earnings per common share
Basic (Note 25)	0.036	0.052
Diluted (Note 25)	0.031	0.041

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousands of pesos (Notes 1, 2 and 3)

	September 30, 2006	September 30, 2005
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	163,940	142,589
Cash and cash equivalents as of end of period	173,315	146,940

Net increase in cash and cash equivalents	9,375	4,351

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	15,619	18,646
Plus income tax and asset tax accrued for the period	18,949	13,263
Adjustments to reconcile net income to cash flows from operating activities:
Equity gain from related companies	(1,396)	(19,086)
Minority interest	10,545	5,554
Allowances and reserves	6,749	7,846
Amortization and depreciation	20,964	20,298
Financial results	(5,439)	5,719
Gain from valuation of inventories at fair market value	(2,164)	(2,871)
Realized gains	—	(2,428)
Uncollected expenses	—	2,510
Changes in operating assets and liabilities:
Increase in current investments	(2,482)	(3,567)
Increase in non-current investments	(6,371)	(2,007)
Increase in mortgages and lease receivables	(7,669)	(17,004)
(Increase) Decrease in other receivables	(11,703)	2,301
Decrease (Increase) in inventories	27,548	(1,662)
Decrease in intangible assets	—	61
(Decrease) Increase in taxes payable, social security payable and customer advances	(12,361)	8,172
Increase in trade accounts payable	7,719	3,598
(Decrease) Increase in accrued interest	(284)	4,245
Increase (Decrease) in other liabilities	1,831	(1,826)

Net cash provided by operating activities	60,055	41,762

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for companies acquired net of cash acquired	—	(3,813)
Framework agreement guarantee deposit	—	(8,610)
Decrease in minority interest	(377)	(3,479)
Sale of IRSA Telecommunications N.V.	—	1,719
Purchase and improvements of fixed assets	(16,894)	(11,567)
Security deposit for the construction and purchase of parking lots	(4,902)	—
Increase in non-current investments	(570)	—
Increase in receivables with related companies	(285)	—
Acquisitions of undeveloped parcels of land	(548)	(9)

Net cash used in investing activities	(23,576)	(25,759)

CASH FLOWS FROM FINANCING ACTIVITIES:
Swap guarantee deposit	—	(581)
Increase in short-term and long-term debt	8,110	3,135
Payment of short-term and long-term debt	(28,323)	(10,175)
Settlement of debt for the purchase of shares of Mendoza Plaza Shopping S.A.	(5,484)	(5,150)
Decrease of mortgages payable	(4,192)	(14,731)
Issuance of common stock	2,785	15,850

Net cash used in financing activities	(27,104)	(11,652)

NET INCREASE IN CASH AND CASH EQUIVALENTS	9,375	4,351

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2006	September 30, 2005
Supplemental cash flow information
Interest paid	17,044	11,326
Income tax paid	2,164	237

Non-cash activities:
Increase in intangible assets through a decrease in fixed assets	—	7
Increase in other receivables through a decrease in fixed assets	—	82
Increase in temporary differences in valuation of hedge derivative instruments through and increase in other receivables	—	826
Conversion of negotiable obligations into common shares	1,232	4,291

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	September 30, 2006	September 30, 2005
Acquisitions of subsidiaries:
Other receivables	—	99
Undeveloped parcels of land	—	269
Other liabilities	—	(89)

Net value of the acquired non-cash assets	—	279

Higher value of undeveloped parcels of land acquired	—	3,652

Purchase value of acquired subsidiaries	—	3,931

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at September 30, 2006 and June 30, 2006 and the unaudited statements of income and cash flows for the three month periods ended September 30, 2006 and 2005 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

Consolidated Financial statements corresponding to the three-month periods ended September 30, 2006 and 2005 have not been audited. The Company´s management believes they include all necessary adjustments to reasonably show the consolidated results of each period.

Consolidated Results for the three-month periods ended September 30, 2006 and 2005 do not necessarily reflect the portion of the company´s consolidated results for such complete years. All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL (*)		DIRECT AND INDIRECT % OF VOTING SHARES (*)
COMPANIES	September 30, 2006	June 30, 2006	September 30, 2006	June 30, 2006
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A. (2)	66.67	66.67	66.67	66.67
Abril S.A.	83.33	83.33	83.33	83.33
Pereiraola S.A.	83.33	83.33	83.33	83.33
Baldovinos S.A.	83.33	83.33	83.33	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Patagonian Investment S.A.	100.00	—	100.00	—
Alto Palermo S.A. (“APSA”)	61.60	61.54	61.60	61.54
Canteras Natal Crespo S.A. (1)	43.43	43.18	43.43	43.18

(*)	The above holdings do not contemplate irrevocable capital contributions.
(1)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 17 to the unaudited basic Financial Statement.
(2)	See note to subsequent events.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

b.	Comparative Information

Balance sheet items as of June 30, 2006 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at September 30, 2006 of the unaudited Statements of Income, Changes in Shareholders´ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

Certain amounts in the unaudited financial statements at September, 2005 were reclassified for disclosure on a comparative basis with those for the period ended September 30, 2006.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the unaudited basic financial statements details the most significant accounting policies applied and mentions the recently approved unification of accounting standards that will be applicable at the beginning of the next fiscal year. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

The Company’s revenues mainly stem from office leases, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

• Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

b.         (Continued)

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

• Credit card operations

Revenues derived from credit card transactions include commissions and financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions are processed, while the remaining income is recognized at the time it is accrued.

• Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

• Trademarks

Trademarks include the expenses and fees related to their registration.

• Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in 3 years for each one of the shoppings centers, beginning as from the date of opening of the shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

c.        (Continued)

• Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each period.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life that not exceeds 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Amortization has been classified under “Amortization of goodwill” in the Unaudited Statements of Income.

NOTE 4: OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Sale and development of properties, Office and others, Shopping centers, Hotel and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of September 30, 2006

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Revenues	29,702	9,500	101,091	28,606	747	169,646
Costs	(28,467)	(2,517)	(34,071)	(15,706)	(526)	(81,287)
Gross profit	1,235	6,983	67,020	12,900	221	88,359
Income from valuation of inventories at net sale value	2,164	—	—	—	—	2,164
Selling expenses	(808)	(491)	(10,601)	(2,889)	—	(14,789)
Administrative expenses	(3,152)	(2,785)	(15,772)	(5,938)	—	(27,647)
Net gain in credit card trust	—	—	3,567	—	—	3,567

Operating income	(561)	3,707	44,214	4,073	221	51,654

Depreciation and amortization (b)	—	1,907	15,979	2,419	—	20,305

Addition of fixed assets and intangible assets	450	398	9,249	6,797	—	16,894
Non-current investments in other companies	—	—	(164)	—	267,063	266,899

Operating assets	362,475	358,907	1,223,782	151,710	—	2,096,874
Non- Operating assets	46,722	46,263	40,131	13,864	517,328	664,308
Total assets	409,197	405,170	1,263,913	165,574	517,328	2,761,182

Operating liabilities	12,689	38,985	252,151	21,567	—	325,392
Non-Operating liabilities	71,288	62,840	244,210	77,740	19,329	475,407
Total liabilities	83,977	101,825	496,361	99,307	19,329	800,799

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of September 30, 2005

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Revenues	500	6,464	73,674	24,873	439	105,950
Costs	(592)	(2,108)	(28,405)	(13,869)	(418)	(45,392)
Gross profit (loss)	(92)	4,356	45,269	11,004	21	60,558
Income from valuation of inventories at net sale value	2,871	—	—	—	—	2,871
Selling expenses	(505)	(250)	(8,184)	(2,667)	—	(11,606)
Administrative expenses	(2,649)	(2,477)	(9,573)	(4,993)	—	(19,692)
Net gain in credit card trust	—	—	1,305	—	—	1,305

Operating income	(375)	1,629	28,817	3,344	21	33,436

Depreciation and amortization (b)	34	1,978	15,688	2,372	—	20,072

Addition of fixed assets and intangible assets (c)	619	320	33,110	20,070	—	54,119
Non-current investments in other companies (c)	—	—	129	—	265,082	265,211

Operating assets (c)	386,740	359,725	1,213,915	145,796	—	2,106,176
Non- Operating assets (c)	49,624	46,158	29,191	13,310	495,662	633,945

Total assets (c)	436,364	405,883	1,243,106	159,106	495,662	2,740,121
Operating liabilities (c)	15,183	52,688	227,622	21,281	—	316,774
Non-Operating liabilities (c)	81,414	72,126	256,575	59,030	18,447	487,592
Total liabilities (c)	96,597	124,814	484,197	80,311	18,447	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2006	June 30, 2006
Cash in local currency	2,035	2,288
Cash in US$	2,226	2,472
Banks in local currency	26,517	28,599
Banks in US$	33,835	37,826
Banks in EUR	457	458
Special current accounts in local currency	4,619	1,645
Foreign accounts	12,825	28,666
Checks to be deposited	938	1,064

	83,452	103,018

NOTE 6: MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	9,984	7,473	9,150	13,352
Interest to be accrued	(80)	(50)	(79)	(51)
Debtors from leases and credit card	94,540	30,276	92,449	21,076
Debtors from leases under legal proceedings	23,520	—	23,338	—
Debtors from sales under legal proceedings	2,050	—	2,051	—
Checks to be deposited	34,338	—	26,155	—
Related companies	573	—	295	—
Mortgages accounts receivable from hotel activities	7,041	—	5,595	—
Less:
Allowance for doubtful accounts	(514)	—	(505)	—
Allowance for doubtful leases	(44,148)	(1,478)	(43,538)	(1,333)

	127,304	36,221	114,911	33,044

NOTE 7: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Asset tax credits	7,674	26,765	7,321	26,000
Value added tax (“VAT”) receivable	3,517	1,192	5,344	1,186
Related companies	7,785	97	6,542	51
Guarantee deposits (1) (2)	14,371	325	9,391	282
Prepaid expenses and services	9,358	406	7,176	456
Guarantee of defaulted credits (3)	31	15,983	280	15,889
Advance for the acquisition of companies	2,064	—	2,064	—
Expenses to be recovered	4,451	—	4,965	—
Fund administration and reserve	236	—	243	—
Gross sales tax	804	936	790	883
Deferred income tax	—	46,644	—	47,936
Debtors under legal proceeding	737	—	470	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7: (Continued)

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Sundry debtors	3,923	—	2,544	—
Income tax advances and withholdings	1,685	—	1,638	—
Country club debtors	412	—	412	—
Trust programs account receivables	1,690	7,240	1,100	5,805
Mortgages receivable under legal proceeding	—	—	—	2,208
Allowance for doubtful accounts	—	—	—	(2,208)
Tax on personal assets to be recovered	924	—	836	—
Pre-paid insurance	—	—	48	—
Judicial attachments (Note 26)	861	—	861	—
Present value – other receivables	—	(793)	—	(752)
Other	105	126	134	146

	60,628	98,921	52,159	97,882

(1)	Includes: a) US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S. A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a shopping center and a dwelling and/or office building.

b) a guarantee deposit of U$S 1.6 million in custody with the Deutsche Bank in favor of Grupo Seis S.C. in respect of an agreement for construction and purchase of garages that will be located in a building close to the Paseo Alcorta Commercial Center. This transaction is subject to the approval of the government of City of Buenos Aires.

(2)	Includes restricted cash (see Note 16.b)
(3)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.

NOTE 8: INVENTORIES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Edificios Cruceros	1,991	—	3,629	—
Dique 13	1,595	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti “D”	72	—	72	—
Credit from Barter of Caballito	—	22,663	—	22,663
Torres Jardín	472	—	472	—
V. Celina	43	—	43	—
Abril / Baldovinos	6,571	1,771	5,670	2,872
San Martín de Tours	16,178	—	14,211	—
Credit from barter of Benavidez (Note 27)	2,329	6,213	2,329	6,213
Torres de Abasto	312	—	312	—
Credit from barter of Parcel 1 c) Dique III (1)	16,361	6,500	15,587	7,274
Torres Rosario	7,315	—	7,325	—
Dique III parcel 1 d) (1)	—	—	25,549	—
Credit from barter of Dique III 1e) (1)	—	41,808	—	41,808
Advance on purchase of inventories	1,773	—	1,773	—
Other inventories	2,700	—	2,690	—

	57,725	78,955	81,280	80,830

(1)	See Note 20 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 9: INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2006	June 30, 2006
Current
Boden (1)	652	644
Mortgage bonds (1)	2,481	2,704
IRSA I Trust Exchangeable Certificate (1)	196	184
Time deposits and money markets	12,186	6,431
Mutual funds (2)	138,006	108,732
Tarshop Trust (1)	11,455	10,319
Fiduciary bonds (1)	586	324
Banco Ciudad de Bs. As. Bond (1)	444	439
Other investments (1)	3,705	643

	169,711	130,420

Non-current
Banco de Crédito y Securitización S.A.	5,272	4,782
Banco Hipotecario S.A.	261,791	260,300
E-Commerce Latina S.A	—	129
IRSA I Trust Exchangeable Certificate	2,213	2,126
Tarshop Trust	39,626	37,814
Fiduciary bonds	2,404	752
Garantizar S.G.R.	1,278	1,247
Banco Ciudad de Bs. As. Bond	—	117
Other investments	610	40

	313,194	307,307

Undeveloped parcels of land:
Dique IV	6,704	6,704
Terreno General Paz	59,851	59,837
Torres de Rosario plot of land	16,101	16,079
Terrenos de Caballito	9,223	9,223
Padilla 902	92	92
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Puerto Retiro (Note 16)	46,474	46,518
Santa María del Plata	114,397	114,397
Pereiraola	21,875	21,875
Air space Coto	13,143	13,143
Caballito	36,681	36,622
Canteras Natal Crespo	4,467	4,427
Other undeveloped parcels of land	5,731	5,319

	341,177	340,674

	654,371	647,981

(1)	Not considered cash equivalent for purposes of presenting the unaudited consolidated statements of cash flows.
(2)	Include Ps. 56,019 and Ps. 49,976 at September 30, 2006 and at June 30, 2006, respectively, corresponding to “Dolphin Fund PLC”, not considered cash equivalent for purposes of presenting unaudited consolidated statement of cash flows.

Include Ps. 3,193 and Ps. 3,174 at September 30, 2006 and at June 30, 2006, respectively, corresponding to NCH Development Partner fund not considered cash equivalent for purposes of presenting unaudited consolidated statement of cash flows.

Include Ps. 1,117 and Ps. 1,091 at September 30, 2006 and at June 30, 2006, respectively, corresponding to Gainvest funds not considered cash equivalent for purposes of presenting unaudited consolidated statements of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 10: FIXED ASSETS

The breakdown for this item is as follows:

	September 30, 2006	June 30, 2006
Hotels
Llao-Llao	47,658	44,096
Intercontinental	54,747	55,573
Libertador	39,837	38,196

	142,242	137,865

Office buildings
Avda. de Mayo 595	4,603	4,630
Avda. Madero 942	2,638	2,651
Edificios Costeros (Dique II)	18,928	19,020
Laminar Plaza	29,897	30,032
Libertador 498	42,285	42,490
Libertador 602	2,915	2,929
Madero 1020	1,809	1,818
Maipú 1300	43,513	43,726
Reconquista 823	19,462	19,560
Rivadavia 2768	319	321
Sarmiento 517	90	86
Suipacha 652	11,742	11,808
Intercontinental Plaza	65,901	66,277
Costeros Dique IV	21,368	21,463
Bouchard 710	70,427	70,786

	335,897	337,597

Commercial real estate
Constitución 1111	756	760

	756	760

Other fixed assets
Abril	1,104	1,115
Alto Palermo Park	519	519
Thames	3,033	3,033
Santa María del Plata	10,513	10,513
Store Cruceros	292	293
Constitución 1159	2,000	2,000
Other	2,015	1,834

	19,476	19,307

Shopping Center
Alto Avellaneda	87,083	86,289
Alto Palermo	189,128	193,513
Paseo Alcorta	61,394	62,260
Abasto	192,894	194,892
Patio Bullrich	107,769	109,409
Buenos Aires Design	17,908	18,517
Alto Noa	28,599	29,016
Alto Rosario	85,060	85,516
Mendoza Plaza Shopping	90,727	88,601
Neuquén Project	10,012	10,012
Other properties	9,194	9,302
Other fixed assets	31,222	30,356

	910,990	917,683

Total	1,409,361	1,413,212

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 11: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours (1)	3,632	—	3,598	—
Mortgage payable Bouchard 710 (1)	15,214	10,883	14,809	14,722

	18,846	10,883	18,407	14,722

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Admission rights	25,126	31,080	23,659	29,803
Leases and service advances (1)	12,238	11,242	12,302	11,679
Advanced payments from customers	16,607	—	26,520	—
Advance for the sale of Rosario plot of land (2)	2,362	—	2,366	—

	56,333	42,322	64,847	41,482

(1)	The balance of rents and services advance payments include Ps 1,220 and Ps 4,871 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto Shopping and Centro Comercial Alto Noa. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of September 30, 2006 the semiannual Libo rate was 5.3705%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	This is a money advance of Euros 600 that the Company received from Villa Hermosa S.A. related to a purchase contract of a plot of land -which is currently a part of a plot located in Rosario- in which the Company plans to build housing towers. The liabilities amount is shown net of expenses incurred by the Company on account of Villa Hermosa S.A. The preliminary purchase contract referred to above was subscribed on December 9, 2005. As of the date of issuance of these unaudited financial statements the deed has not been signed yet. The plot is valued at its fair market value as conditions provided in Technical Resolution No. 17 are complied with.

NOTE 13: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
APSA 2006 Convertible Notes (1)	—	48,080	—	47,812
APSA 2006 Convertible Notes - Accrued interest (1)	962	—	2,161	—
Bank loans (2)	72,134	56,915	86,421	59,872

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 13: (Continued)

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Bank loans - Accrued interest (2)	2,510	7,703	3,268	7,491
IRSA Convertible Notes (3)	—	85,422	—	86,120
IRSA Convertible Notes – Interest (3)	2,587	—	882	—
Negotiable obligations 2009 - principal amount (4)	20,305	61,643	17,303	67,054
Negotiable obligations 2009 - accrued interest (4)	786	12,550	764	12,211

	99,284	272,313	110,799	280,560

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at September 30, 2006 includes mainly the following loans:

(a)	Unsecured loan expiring in 2009 as set out in Note 7 to the unaudited basic financial statements amounted to Ps. 50,423 (Ps. 51,904 at June 30, 2006).

(b)	On April 5, 2005 APSA accepted a syndicated loan from Banco Río de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments beginning in October 2005. The final due date of the transaction falls on April 5, 2007. During the first year this loan will accrue interest at a fixed interest rate of 7.875 % and during the second year, will accrue the interest at the Encuesta rate plus 3%, payable quarterly as from July 2005.

The terms of this loan require APSA to maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness. The funds obtained from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations, originally issued for an amount of Ps. 85 million. On October 5, 2005, April 5, 2006 and October 5, 2006 the first, second and third principal installments of Ps. 12.5 million each were paid by APSA.

(c)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 6,000. See Note 16.

(d)	Other loans and bank overdrafts amounting to Ps. 35,008.

(3)	Corresponds to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 and 13 to the unaudited basic financial statements.
(4)	Corresponds to the issue of Negotiable Obligations secured with certain Company assets maturing in 2009, as detailed in Note 7 and 12 b. to the unaudited basic financial statements.

NOTE 14: OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non-current	Current	Non-current
Seller Financings (1)	7,789	—	12,934	—
Dividends payable	584	—	—	—
Related companies	8,177	8,762	3,906	7,801
Guarantee deposits	3,908	2,656	3,658	2,475
Provisions for contingencies (2)	7,702	12,484	8,755	10,942
Directors’ fees provision	17,292	—	13,803	—
Directors’ fees advances	(426)	—	(325)	—
Condominium expenses to be incurred	668	—	560	—
Directors’ guarantee deposits	—	8	—	8
Sundry creditors	1,418	—	122	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 14: (Continued)

	September 30, 2006		June 30, 2006
	Current	Non-current	Current	Non-current
Administration and reserve fund	626	—	636	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	526	10,816	526	10,947
Donations payable	2,500	—	2,500	—
Present value – other liabilities	—	(23)	—	(25)
Trust accounts payable	191	—	191	—
Documented liability	—	92	—	92
Other	2,138	12	1,789	12

	53,093	34,807	49,055	32,252

(1)	The balances as of September 30, 2006 include principally: Ps. 6,494 related to the financing of the acquisition of Shopping Neuquén S.A.’s shares of APSA on July 6, 1999 (Ps. 3,356 of principal and Ps. 3,138 of CER “ benchmark stabilization coefficient “). This loan accrues interest equivalent to LIBOR for six months. At September 1, 2006 the applicable semi-annual LIBO rate was of 5.43%.
(2)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 15: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2006	September 30, 2005
Other income:
Accelerated accrual from unearned income (Note 30)	—	2,427
Others	982	121

	982	2,548

Other expenses:
Unrecoverable VAT receivable	(972)	(172)
Donations	(1,073)	(131)
Lawsuits contingencies	(1,649)	(187)
Debit and credit tax	(208)	(195)
Tax on personal assets	(1,491)	(1,201)
Allowance for doubtful accounts	(160)	(1,452)
Other	(4)	(964)

	(5,557)	(4,302)

Other income and expenses, net	(4,575)	(1,754)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The management and legal advisors of Puerto Retiro S.A. believe that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300 in the due date. The agreement was signed on January 26, 2001.

Interest payments must be paid quarterly in arrears at an annual interest rate equivalent to LIBO for 12 months loans plus the applicable mark-up as per the contract, which consists of a variable interest rate applicable in the debt’s interest payment periods.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

A privileged first grade mortgage was granted on the property of Hoteles Argentinos S.A., where the Buenos Aires Sheraton Libertador is functioning.

As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 each falling due as from January 26, 2002 and the interest installments for a total amount of US$ 2,459 falling due as from July 29, 2002, were not paid by HASA.

On March 5, 2004, BankBoston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 with HASA as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of HASA must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd.

On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formarly Credit Suisse First Boston) the loan agreement for US$ 8,000 in cash and the Company entered into an agreement with CSI pursuant to which, among other things, the Company guarantees the payment of the debt owed by HASA and in the event of non-compliance the Company shall repurchase the loan agreement mentioned. As guarantee for this transaction, the Company made a payment of US$ 2,000 to CSI which is disclosed as a “guarantee of defaulted credit”. If HASA punctually complies with its obligations, the Company will receive for this transaction periodical funds flow.

In the mentioned refinancing context the board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the original loan agreement (Amended and Restated Loan Agreement) in order to reduce the outstanding amount of the original loan capital and postpone its maturity to March 15, 2010.

On April 21, 2006, HASA and CSI, entered into a Modified Loan contract in the following terms:

As condition precedent for carrying out the mentioned re-structuring, Credit Suisse compelled the payment of US$ 2,000 for partial cancellation of the matured and unpaid original debt. Also, the payment capital conditions of the modified loan and interest were agreed as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

a)	Principal cancellations:

Maturity date
-	03-15-2008	US$ 213
-	09-15-2008	US$ 225
-	03-15-2009	US$ 239
-	09-15-2009	US$ 253
-	03-15-2010	US$ 5,070

b)	The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract, according to the following detail:

•	Period 03-15-2006 to the effective day of the contract (04-21-2006), interest was accrued on US$ 8,000 at an annual 12.07% rate. The Company did not pay any other interest accrued up to the effective date, including interest on loan arrears.

•	From 04-21-2006 to 09-15-2006, interest was accrued on the outstanding principal at an annual 12.07% rate.

•	As from 09-15-2006, the loan will accrue:

(A)	Interest at an annual rate equal to six-month LIBO, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and
(B)	Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

Once HASA has credited the amount of US$ 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of US$ 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSI for 20% of the restructured debt value.

In line with the Company’s labor and experience in financial matters and in debt restructuring and –having already acted in favor of HASA in the negotiations with the previous creditors of the Original Loan- HASA hired the services of the Company for

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

advising, consulting, defending and negotiating the interests of HASA in respect of the debt restructuring. As payment for this professional service, HASA agreed with the Company a fee of US$ 1,377 plus taxes.

In its capacity as shareholder of HASA, Hoteles Sheraton de Argentina S.A.C. has agreed HASA to pay to the Company a valuable consideration for its management of the debt restructuring process. To such end, on August 8, 2006 Sheraton entered into a loan agreement with HASA for US$ 341 (the “Sheraton Loan”), destinated by HASA to a partial payment (20%) of the IRSA´s fee.

HASA binds itself to pay the debt to Sheraton in five semi-annual consecutive installments, as follows:

Installment I	09.15.2006	US$ 62
Installment II	03.15.2007	US$ 65
Installment III	09.15.2007	US$ 68
Installment IV	03.15.2008	US$ 71
Installment V	09.15.2008	US$ 75

Together with each capital installment, HASA will pay a semi-annual interest service, except for the first installment for which the interest service was the period extending from 08.18.2006 to 09.15.2006. For the period starting 09.15.2006 and the next ones the capital will accrue an interest equivalent to LIBO rate for 180 days effective at the 48 bank working hours immediately prior to the date of maturity of the immediate prior installment, plus 450 basic percent points.

On August 18, 2006, the Company and Hoteles Argentinos S.A. entered into a “Debt Acceptance and Payment Commitment” contract by which HASA accepts that it owes the payment of fees at the mentioned date in the amount of US$ 1,366. Under the requirement of HASA, the parties agreed in refinancing the debt in five semi-annual consecutive installments, in accordance with the following dates and amounts:

Installment I	09.15.2006	US$	247
Installment II	03.15.2007	US$	260
Installment III	09.15.2007	US$	273
Installment IV	03.15.2008	US$	286
Installment V	09.15.2008	US$	300

The Debt Acceptance and Payment Commitment entered into with the Company contains identical terms of applicable rate and dates for interest service that those of the Sheraton Loan Contract.

The Company and Sheraton, when agreeing the terms in which HASA will pay, have taken into account and given priority to the Sheraton Libertador Hotel restoration plan, so that cancellation of both obligations allow HASA to count with the funds to carry out such a plan.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

In April 2006, the Company received US$ 800 for reimbursement of the contract’s compliance guarantee.

As of September 30, 2006, HASA has cancelled the first deposit of interest of the main loan for U$S 395, the first installment of the “Sheraton Loan” contract for U$S 62, and the first installment of the “Acceptance of Debt and Payment Commitment” contract for U$S 247.

Alto Palermo Group - Restricted assets.

a)	Short and long-term dept include Shopping Neuquén S.A’s liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	Short and long term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 6,000, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII.

c)	At September 30, 2006, under other current receivables, the company has restricted funds according to the following detail:

I.	Ps. 21, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others” about dismissal.

II.	Ps. 20, in relation to the case “La Meridional Cía. de Seguros against Alto Palermo S.A.” by collecting in pesos.

d)	On July 5, 2006 the AFIP (tax authorities) filed a precautionary measure for a claim of Ps. 3 million approximately related to a disagreement in the accrual calculation of the rights of admission of income tax. The measure was opposed in the file named “Alto Palermo S.A. against Tax Revenues Administration on Recourse of Appeal”, record no. 25,030-I, Court a, 3rd nomination. APSA and its legal advisors opine that the AFIP claim is technically unfounded.

NOTE 17: TARSHOP S.A. CREDIT CARD RECEIVABLE SECURITIZATION

APSA has ongoing revolving period securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 17: (Continued)

have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period/year on the basis of the financial statements issued by the trusts.

Tarshop S.A. subsidiary of APSA, agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, on September 30, 2006, Tarshop S.A. transferred to Trusts the total amount of Ps. 476.6 million of credits receivable originated in the use of its clients´ credit cards. Consequently, CP and TDF Series “A” were issued for Ps. 344.6 million, Series “B” for Ps. 30 million, CP Series “C” for Ps. 50.3 million, and Series “D” for Ps. 0.4 million. On the other hand, Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offer in Argentina, with the exception of Ps. 3 million of a TDF Series “B” that Tarshop S.A. had acquired. As credit protection to investors, Tarshop S.A. has made a cash reserve for losses in the amount of Ps. 5.3 million.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4.57 per share). See Note 18 to the unaudited basic financial statements in connection with the sale of interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the unaudited consolidated financial statements.

As of September 30, 2006, total shareholding amounted to 17,641,015.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTA 19: INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

At June 30, 2005, Ritelco held an investment in ITNV representing 49.36% of its common shares. Ritelco had discontinued in prior years the application of the equity method for valuing this investment because there were mandatory redeemable preferred shares issued by ITNV, as Ritelco had not secured ITNV obligations, nor had it agreed to provide financial support to that company. For this reason, the investment in ITNV was valued at zero.

On August 19, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco S.A. and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders (4,106,000 and 1,675,000 shares, respectively) for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco S.A. On that date, ITNV cancelled the total amount of the transaction.

Considering that the above-mentioned transaction occurred subsequent to the prior fiscal year end, but before the issuance of the annual financial statements, Ritelco took up as of June 30, 2005 the investment in ITNV at its equity value up to the limit of its recoverable value. Consequently, Ritelco recorded an income of US$ 604 as of June 30, 2005.

NOTE 20: MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of the Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, the Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries) on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

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Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 20: (Continued)

Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to Argentine pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 20: (Continued)

At September 30, 2006, the value of Class D Participation Certificates amounted to Ps. 2,007 in IRSA, Ps. 320 in Inversora Bolívar S.A., and Ps. 82 in Baldovinos S.A. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 21: ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 the Company has entered into an agreement with Grupo Roggio by which a process started that –subject to a previous due diligence- will finalize with the transference to APSA and Shopping Alto Palermo S.A. (APSA´s subsidiary) of the totality of Empalme S.A. shares, the latter being the owner of Córdoba Shopping Villa Cabrera.

We would also mention that Córdoba Shopping Villa Cabrera is a shopping centre covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the Córdoba City.

If this operation be successfully completed, being subject to specific conditions and to the conformity of the National Commission for the Defence of Competitiveness, the investment will be for APSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

NOTE 22: DERIVATIVE INSTRUMENTS

Future purchase contracts

During the current year Ritelco S.A. subscribed Future purchase of Silver and Gold contracts. In accordance with this Company´s risk administration policies, this kind of contracts are used with speculative purposes.

As of September 30, 2006, Ritelco S.A. has 7 contracts for the purchase of 5,000 ounces of “silver” maturing in December 2006 at an average market price of U$S 11.54, and 15 contracts for the purchase of 100 ounces of “gold” due in December 2006 at an average market price of U$S 604.2. As a guarantee for such contracts, Ritelco S.A. has deposits in the amount of U$S 88 (equivalent to Ps. 271).

As of September 2006, for future purchase contract transactions effective during the period, Ritelco S.A. recorded a realized and non realized profit for such operations amounting to U$S 33 (equivalent to Ps. 101) and U$S 116 (equivalent to Ps. 356), respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 23: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBL INTO COMMON SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•	Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends

•	to be declared after the conversion as the shares outstanding at the time of the conversion.

At September 30, 2006, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.77 million, with the consequent issuance of common stock of nominal value $0.1 per share. As of September 30, 2006, the outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47.23 million, of which US$ 31.74 million correspond to IRSA’s holding which is eliminated in the consolidation process.

NOTE 24: ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 24: (Continued)

to Altocity.com S.A. plus a rate of 14% per year, capitalizable annually.

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which it granted to the latter the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of U$S 3.0 million under the terms especifically established in the contract.

NOTE 25: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

In thousands:

	September 30, 2006	September 30, 2005
Weighted - average outstanding shares	435,822	359,194
Conversion of negotiable obligations	139,881	208,235
Weighted - average diluted common shares	575,703	567,429

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	September 30, 2006	September 30, 2005
Net income for calculation of basic earnings per share	15,619	18,646
Exchange difference	494	1,292
Interest	1,725	3,299

Income tax	—	—

Net income for calculation of diluted earnings per share	17,838	23,237

Net basic earnings per share	0.036	0.052
Net diluted earnings per share	0.031	0.041

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 26: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers´ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of June 30, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

On March 2, 2004, the Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

In accordance with the legal advisors´ report, the plaintiff has yet neither initiated the execution of the sentence nor liquidated its credit.

In line with the matters reported by the lawyers in respect of this suit, the Company management recorded a reserve for an amount Ps. 4,603 as of September 30, 2006, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of Ps. 7,191.

The plaintiff’s lawyers (five complainants) filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos, estimating the difference, in comparison with the amount already paid, in US$ 384. In a provisional remedy, due to the unpaid balance carried out in the

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 26: (Continued)

court records under the claims of two of the lawyers, an order was issued to attach the Company’s current accounts, which occurred in March 2005 in the amount of Ps. 788. As of September 30, 2006, such attached funds amounts to Ps. 861.

The Company legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). This case is carried out by two legal advisors. In accordance with the probable contingency reported by the lawyers as of September 30, 2006, the Company management has reserved the amount of Ps. 1,024. An accord and satisfaction agreement was settled with the other three litigant lawyers, by which it was agreed to pay the amount of U$S 68 to each one of them, in installments, the last becoming due in February 5, 2008. One of these agreements was signed on September 29, 2006 and the other two on October 17, 2006.

NOTE 27: OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary company) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during last quarter and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress.

NOTE 28: NUEVAS FRONTERAS S.A.

The Ordinary and Extraordinary Shareholder´s Meeting of Nuevas Fronteras S.A. held on August 25, 2006 approved the following resolutions on the stockholders´ equity accounts of such Company:

1.	To partially reverse the absorption of negative retained earnings as of June 30, 2006 shown in the “Adjustment of Common Stock” account, in the amount of Ps. 20,076 approved in the Shareholder´s Meeting held on September 15, 2003 increasing in such amount the “Adjustment of Common Stock” account, which after such increase amounted to Ps. 43,879.

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Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 28: (Continued)

2.	To capitalize the total balance of the “Adjustment of Common Stock” account in the amount of Ps. 43,879, increasing the Capital Stock from Ps. 48,125 to Ps. 92,004.

3.	To reduce the capital stock in cash, in the amount of Ps. 17,000 and carrying the capital stock from Ps. 92,004 to Ps. 75,004.

4.	For the purpose of the point mentioned in the previous paragraph, the Shareholder´s Meeting decided to distribute Ps. 17,000 or its equivalent in dollars at an exchange rate of Ps. 3,10 = U$S 1, according to the share participation of each shareholder and to put the amount at their disposition.

5.	To request the Board of Directors of Nuevas Fronteras S.A. to cancel and redeem the existing titles and to replace them, once the pertinent authorities have approved the reduction, with new titles representing the capital stock

6.	That section 4 of the by-laws be reformulated on the basis of the capital stock reduction approved.

7.	To approve the distribution of the remnant of retained earnings as of June 30, 2005 that, according to the above-mentioned points, totally amounted to Ps. 2,985, allocating Ps. 1,087 to Legal Reserve and Ps. 1,898 to dividends in cash, and arranging its disposal to the shareholders on the date of Shareholder´s Meeting.

NOTE 29: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6.4 million.

APSA has an insurance coverage against all risks to cover this type of disaster. The final value of the reimbursement is subject to the final liquidation process to be carried out by the insurance companies, which, to the date of these unaudited financial statements is not yet completed. The amount of Ps.4.9 million has been collected to the date of these unaudited financial statements as advance payment.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 30: CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., which were capitalized as fixed assets., recognizing the related gain over the term of the contract. At period end, the amount of Ps. 215 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping, was capitalized as a fixed asset, with a balancing entry as unrealized gains and unrealized improvements made by third parties, recognizing the depreciation charges and the profits over a 50-year period. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A. At period end, the amount of Ps. 10,702 was pending of accrual.

Also, gains to be accrued related to the construction of installations made by APSA by a lessee in the Abasto Shopping Center area, are included. APSA has recorded such installations as fixed assets based on the construction costs with the liability. Improvements are depreciated in net income accounts during the term of the rental. Such net depreciation of the improvement by third parties was not significant during the three-month periods ended June 30, 2006 and 2005.

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926 which was accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the real estate that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of $2,428 as accelerated amortization which is shown in “Other income and expenses, net” of the unaudited statement of income.

NOTE 31: PROPOSAL TO TRANSFER THE MANAGEMENT OF ABRIL

On May 24 th 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A. made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. This proposal replace the one dated May 4, 2005. As of this date it is being considered for approval by the co-owners.

The proposal includes monetary and non-monetary renderies, among which the following can be outlined:

1.	The Company and Inversora Bolívar S.A. will contribute to Abril S.A. the amount of Ps. 650.

IRSA Inversiones y Representaciones Sociedad Anónima

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Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 31: (Continued)

2.	The Company and Inversora Bolívar S.A. will repair all the roadways of Abril Club de Campo.

3.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (to be assigned to the building of “dormies”) including their pertinent shareholding titles.

4.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (commercial stores, small theatre and administration) including their pertinent shareholding titles.

5.	Baldovinos S.A. will establish in favor of Abril S.A. a perpetual easement that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

6.	The Company and Inversora Bolívar S.A. will be responsible for all severance payment (including salary) of a former employee of the Club.

7.	The Company and Inversora Bolívar S.A. will pay the dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

NOTE 32: NEUQUEN PROJECT

On July 6, 1999 APSA acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of September 30, 2006 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project included the building of a shopping center, a hypermarket, hotel and housing building. During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed would be able to build on its own land. The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1,437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance number 5,178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

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Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 32: (Continued)

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting among other issues, the annulment of Decrees 1,437/2002 and 585/2003 that the Municipal Executive issued.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of September 30, 2006 Shopping Neuquén S.A. have an understanding with the Municipality of Neuquén with respect to the subscription of an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be necessarily incorporated in a new Municipal Ordinance that will either modify or annul the original one. The above-mentioned understanding provides for a new schedule for the enterprising development, as well as the possibility to transfer to third parties plots of land to be used for various purposes (hypermarkets, hotels, housing).

As part of the agreement, the Company will transfer to the Municipality of Neuquén a plot of land of its property.

Also, steps are being taken together with the appointed professionals as regards the new project that will be submitted to the Municipality of Neuquén, and to finally define the hypermarket operator who has ratified his will to participate in the project.

NOTE 33: INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 33: (Continued)

mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 and Decree 905- Compensation to Financial Entities, as follows:

- National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0,40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

- National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, the coverage BODEN 2012 subscription process commenced. As of September 30, 2006 the subscription of BODEN 2012 amounted to US$ 773,531.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 3,515,250. On the other hand, liabilities to the Argentine Central Banks recorded as of September 30, 2006 amount to Ps. 166,931, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 3,348,319 and Ps. 2,584,169 as of September 30, 2006 and September 30, 2005, respectively Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 33: (Continued)

granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing 39% and 49%, approximately, of Assets as of September 30, 2006 and 2005, respectively), on January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

NOTE 34: INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

On August 7, 2006, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

NOTE 35: SUBSEQUENT EVENTS

Acquisition of the Palermo Invest S.A. shareholding

On October 4, 2006, the Company acquired 26,083,596 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of U$S 18,000, at the date of the contract paying U$S 9,000. The remaining balance will be paid en three equal and consecutive instalments of U$S 3,000 due on October 4, 2007, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), by which it was established that the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. The price established in the contract is U$S 1,080, which Patagonian Investment S.A. will pay within 90 days counted as from the date the contract is signed.

Subsequent to the above-mentioned transactions, the Company owns 98% of Palermo Invest S.A. and Patagonian Investment S.A. the remaining 2%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 35: (Continued)

Ordinary and Extraordinary Shareholder´s Meeting of APSA.

The majority shareholders of the Ordinary and Extraordinary Shareholder´s Meeting of APSA., held on October 31, 2006 approved the appropriation of dividends in cash of Ps. 47 million and the allocation to legal reserve of Ps. 2.2 million. In addition, the shareholders resolved to create a global program for issuing simple negotiable obligations, non convertible into shares, of up to U$S 200 million or its equivalent in other currencies, under the terms of the negotiable obligations law number 23,576 and other addenda.

Purchase of Shares

On October 24, 2006, APSA entered into a shares purchase agreement with Telefónica Argentina S.A., by which it acquired 808,354 common shares issued and outstanding of E-Commerce Latina S.A., and 11 common shares issued and outstanding of Altocity.Com S.A. in a total price of Ps. 86, which were fully paid. Such agreement is subordinated to the approval of the National Commission for the Defense of Competitiveness.

Through this operation, APSA has obtained the total share control of E-Commerce Latina S.A.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Unaudited Financial Statements

For the three-month periods

beginning on July 1, 2006 and 2005

and ended September 30, 2006 and 2005

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the three-month period

ended September 30, 2006

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 64 beginning July 1º, 2006

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 23, 2006

Registration number with the
Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)

		In thousand of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share,1 vote each	437,554,373	437,554	437,554

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30, 2006 and June 30, 2006

In thousand of pesos (Note 1)

	September 30, 2006	June 30, 2006
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	8,659	23,321
Investments (Exhibits C, D and G)	48,500	31,339
Mortgages and leases receivables, net (Note 3 and Exhibit G)	7,105	6,725
Other receivables and prepaid expenses (Note 4 and Exhibit G)	9,681	13,070
Inventories (Note 5)	38,532	62,977

Total Current Assets	112,477	137,432

NON-CURRENT ASSETS

Mortgages and leases receivables, net (Note 3 and Exhibit G)	2,308	2,624
Other receivables and prepaid expenses (Note 4 and Exhibit G)	85,326	84,086

Inventories (Note 5)	70,971	71,828

Investments (Exhibits C, D and G)	1,267,204	1,245,236

Fixed assets (Exhibit A)	285,519	286,667

Total Non-Current Assets	1,711,328	1,690,441

Total Assets	1,823,805	1,827,873

	September 30, 2006	June 30, 2006
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	6,236	8,260
Mortgages payable (Note 6 and Exhibit G)	18,846	18,407
Customer advances (Exhibit G)	3,088	11,554
Short term-debt (Note 7 and Exhibit G)	36,656	36,393
Salaries and social security payable	1,100	1,727

Taxes payable (Exhibit G)	6,791	6,846

Other liabilities (Note 8 and Exhibit G)	25,768	28,368

Total Current Liabilities	98,485	111,555

NON-CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	151	150
Mortgages payables (Note 6 and Exhibit G)	10,883	14,722
Customer advances	—	—
Long term-debt (Note 7 and Exhibit G)	205,247	214,134
Taxes payable	2,516	651
Other liabilities (Note 8 and Exhibit G)	1,121	895

Total Non-Current Liabilities	219,918	230,552

Total Liabilities	318,403	342,107

SHAREHOLDERS´ EQUITY (according to the corresponding statement)	1,505,402	1,485,766

Total Liabilities and Shareholders´ Equity	1,823,805	1,827,873

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos (Note 1)

	September 30, 2006	September 30, 2005
Revenues	37,750	6,066
Costs (Exhibit F)	(30,612)	(2,344)

Gross profit	7,138	3,722
Gain from valuation of inventories at fair market value (Note 1.5.h.)	2,174	2,678
Selling expenses (Exhibit H)	(1,091)	(628)
Administrative expenses (Exhibit H)	(5,622)	(4,649)

Subtotal	(4,539)	(2,599)
Gain from operations and holding of real estate assets	—	—

Operating income	2,599	1,123
Financial results generated by assets:
Interest income	3,104	2,495
Exchange gain	959	1,707
Financial gain	1,859	2,432
Interest on discount by assets	(18)	(111)

Subtotal	5,904	6,523
Financial results generated by liabilities:
Exchange loss	(1,658)	(3,051)
Interest on discount by liabilities	(1)	(3)
Financial expenses (Exhibit H)	(7,944)	(8,889)

Subtotal	(9,603)	(11,943)

Total financial results, net	(3,699)	(5,420)
Equity gain from related companies (Note 10.c.)	20,904	25,156
Other income and expenses, net (Note 9)	(3,125)	(1,359)

Net income before tax	16,679	19,500
Asset tax (Note 1.5.n.)	(1,060)	(854)

Net income for the period	15,619	18,646

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	(Accumulated deficit) retained earnings	Total as of September 30, 2006	Total as of September 30, 2005
Balances as of beginning of year	435,448	274,387	659,911	1,369,746	19,447	96,573	1,485,766	1,252,229
Capital increase	2,106	—	1,911	4,017	—	—	4,017	20,141
Net income for the period	—	—	—	—	—	15,619	15,619	18,646

Balances as of September 30, 2006	437,554	274,387	661,822	1,373,763	19,447	112,192	1,505,402

Balances as of September 30, 2005	368,448	274,387	685,131	1,327,966	19,447	(56,397)		1,291,016

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos (Note 1)

	September 30, 2006	September 30, 2005
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	36,572	41,006
Cash and cash equivalents as of the end of period	40,408	34,768

Net increase (decrease) in cash and cash equivalents	3,836	(6,238)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	15,619	18,646
Plus asset tax accrued for the period	1,060	854
Adjustments to reconcile net income to cash flows from operating activities:
Equity gain from related companies	(20,904)	(25,156)
Gain from valuation of inventories at fair market value	(2,174)	(2,678)
Allowances and reserves	1,370	1,094
Amortization and depreciation	1,563	1,689
Sundry provisions and allowances	1,504	1,595
Results from the sale of shares of Banco Hipotecario S.A.	—	(1,858)
Financial results	(2,781)	898
Changes in operating assets and operating liabilities:
Decrease in current investments	5,514	6,656
Decrease in receivables from sales and leases	(74)	649
Increase in other receivables	1,711	(94)
Decrease (Increase) in inventory	27,507	(1,649)
(Decrease) Increase in taxes payable, social security payable and customer advances	(8,753)	3,677
Decrease in trade accounts payable	(1,893)	(646)
Increase in accrued interest	2,125	4,287
Increase in other liabilities	898	3,058

Net cash provided by operating activities	22,292	11,022

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase interest in subsidiary companies	(249)	(117)
Decrease from equity interest in subsidiary companies	—	70
Purchase of shares Canteras Natal Crespo S.A.	(26)	(3,813)
Purchase of shares of Alto Palermo S.A.	(378)	(3,504)
Incorporation of Patagonian Investment S.A.	(3)	—
Loan granted to related parties	(141)	—
Purchase and improvements of undeveloped parcels of lands	—	(9)
Purchase and improvements of fixed assets	(476)	(507)

Net cash used in investing activities	(1,273)	(7,880)

CASH FLOWS FROM FINANCING ACTIVITIES:
Settlement of debt	(10,985)	(9,918)
Cancellation of Ritelco S.A. joint	(4,791)	—
Settlement in mortgages payable	(4,192)	(14,731)
Swap guarantee deposit	—	(581)
Issuance of common stock	2,785	15,850

Net cash used in financing activities	(17,183)	(9,380)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,836	(6,238)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos (Note 1)

	September 30, 2006	September 30, 2005
Supplemental cash flow information
Interest paid	3,501	2,227
Non-cash activities:
Conversion of negotiable obligations into common shares	1,232	4,291
Increase in non – current investment through a decrease in other receivables	—	118
Decrease in non – current investment through an increase in other receivables	—	22,173
Increase in non – current investment through a increase in other liabilities	11	—
Decrease in non – current investment through an decrease in other payables	—	6,250
Increase in temporary differences of valuation of hedge derivative instruments through an increase in other receivables.	—	826

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos (Note 1)

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of unaudited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of September 30, 2006 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 188.2 millions with an impact in retained earnings.

In accordance with the Company’s management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	9.9	9.7	9.7	158.9	188.2

1.2. Use of estimates

The preparation of financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3. Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balances items at June 30, 2006 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.4. (Continued)

The balances at September 30, 2006 of the unaudited Statements of Income, Changes in Shareholders´ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

1.5. Valuation criteria

a. Cash and banks

Cash on hand has been valued at face value.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period-end exchange rates. Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c. Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d. Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e. Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f. Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (asset tax, value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

f. (Continued)

accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require those balances to be discounted. However, the effect resulting from this difference has not had a material impact on the unaudited financial statements.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

g. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h. Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated net realizable value, whichever is lower. The Company maintains allowances for impairment of certain inventories for those ones which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the fiscal year ended June 30, 2006 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 222. During the period ended September 30, 2006 there were no items charged to assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

h. (Continued)

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value.

Profits arising from such valuation are shown in the “Gain from valuation of inventories at fair market value” caption of the unaudited Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period.

Credits in kind:

The Company has credits in kinds related to rights on the reception of certain units.

The units relating to the buildings called “Terreno Caballito”, and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivable and there have been disclosed under “Inventories”.

i. Non -current investments

Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

Investments in subsidiaries and related companies:

Current investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at September 30, 2006 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

i. (Continued)

standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A. and the related company, Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

j. Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•    Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes accrued interest costs associated with long-term construction projects. However, during the period ended September 30, 2006 and in fiscal year ended June 30, 2006 no interest costs were capitalized, as the Company considered that there are no works in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•    Software

The Company capitalizes certain costs associated with the development of computer software for internal use. Such costs are being amortized on a straight-line basis since its implementation.

•    Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

j. (Continued)

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k. Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

l. Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m. Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carry forwards, the Company has recorded an impairment on a portion of that credit.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

n. Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At September 30, 2006, the Company has estimated the asset tax, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o. Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, for rental properties, the Company first makes a comparison between the asset carrying amount and its undiscounted value in use. If, as a result of that comparison, the carrying amount of an asset exceeds its value in use, in order to measure the loss impairment, a second comparison is made with the higher of discounted value in use and market value (recoverable value). Value in use is determined based on estimated future cash flows. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years,

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

o. (Continued)

increases, the Company will record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended September 30, 2006 and during the fiscal year ended June 30, 2006 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p. Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

q. Results for the period

The results for the period are shown as follows:

Amounts included in unaudited Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r. Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 92 and Ps. 119 for periods ended September 30, 2006 and 2005, respectively.

s. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t. Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

u. Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•    the sale has been consummated;

•    there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

u. (Continued)

u.1. (Continued)

•    the Company’s receivable is not subject to future subordination;

and

•    the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v. Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x. Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2006	June 30, 2006
Cash in local currency	19	20
Cash in foreign currency	27	70
Banks in local currency	529	169
Banks in foreign currency	2,013	766
Special current accounts	1	1
Foreign accounts	6,048	22,021
Checks to be deposited	22	274

	8,659	23,321

NOTE 3: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Mortgages and leases receivables	2,161	487	1,620	514
Debtors under legal proceedings and past due debts	1,506	—	1,403	—
Related parties (Note 10.a.)	3,652	1,821	3,918	2,110
Less:
Allowance for doubtful accounts (Exhibit E)	(214)	—	(216)	—

	7,105	2,308	6,725	2,624

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Asset tax credits (Note 1.5.n.)	4,151	24,176	3,981	23,524
Value added tax	2,329	—	4,906	—
Related parties (Note 10.a.)	536	7,449	472	6,903
Prepaid expenses	496	118	1,251	150
Advance for the acquisition of companies	2,064	—	2,064	—
Guarantee of defaulted credits (1)	31	15,983	279	15,889
Trust accounts receivable	—	361	—	361
Present value	—	(679)	—	(661)
Deferred income tax (Note 14)	—	37,795	—	37,795
Other	74	123	117	125

	9,681	85,326	13,070	84,086

(1)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Edificios Cruceros	1,991	—	3,629	—
Dock 13	1,595	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti D (1)	72	—	72	—
Credit from barter of Caballito	—	22,663	—	22,663
Torres Jardín (1)	472	—	472	—
V. Celina	43	—	43	—
Abril / Baldovinos (1)	34	—	23	83
San Martin de Tours	16,178	—	14,211	—
Dique III plot 1d)	—	—	25,549	—
Credit from Barter transaction of “Dique III 1c) (2)	16,361	6,500	15,587	7,274
Credit from Barter transaction of “Dique III 1e) (2)	—	41,808	—	41,808
Advance on purchase of inventories	1,773	—	1,773	—

	38,532	70,971	62,977	71,828

(1)	The values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E of Ps. 1,010 (Abril / Baldovinos Ps. 407, Stores Ps. 603).
(2)	Secured by first degree mortgage in favor of the Company.

NOTE 6: MORTGAGE PAYABLES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Mortgage payable - San Martin de Tours (Note 12)	3,632	—	3,598	—
Mortgage payable - Bouchard 710 (Note 12) (1)	15,214	10,883	14,809	14,722

	18,846	10,883	18,407	14,722

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of September 30, 2006 the company has cancelled fourteen principal installments for an amount of US$ 5,218, being the balance of principal US$ 8,407.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Bank loans (1)	12,494	37,929	10,646	41,258
Bank loans - Accrued interest (1)	484	7,703	470	7,491
Negotiable Obligations – 2009 principal amount (2)	20,305	61,643	17,303	67,054
Negotiable Obligations - 2009 accrued interest (2)	786	12,550	764	12,211
Convertible Negotiable Obligations - 2007 (3)	2,587	85,422	882	86,120
Other financial loans (4)	—	—	6,328	—

	36,656	205,247	36,393	214,134

(1)	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on November 20, 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled seven installments amounting to US$ 4.03 million. Therefore, at September 30, 2006 the balance of principal amounts to US$ 16.5 million which matches the US$ 19 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(2)	Corresponds to Negotiable Obligations secured by the assets described in Note 12.b. for US$ 37.4 million, which mature on November 20, 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company has settled seven installments amounting to US$ 6.5 million. Consequently, at September 30, 2006 the Company recorded a total balance of US$ 26.8 million, which corresponds to US$ 30.8 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(3)	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at period end amounted to US$ 27.6 million, net of issue expenses amounting to Ps. 0.12 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10).
(4)	Corresponds to bank overdrafts mainly with Bank Boston.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8: OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	16,351	—	20,762	—
Guarantee deposits	1,051	1,045	1,061	820
Provision for lawsuits (Exhibit E)	77	—	346	—
Directors’ fees provision (Note 10.a.)	7,480	—	5,976	—
Directors’ fees advances (Note 10.a.)	(425)	—	(325)	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Administration and reserve funds	108	—	118	—
Trust account payables	—	92	—	92
Present value	—	(24)	—	(25)
Other	1,126	—	430	—

	25,768	1,121	28,368	895

NOTE 9: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2006	September 30, 2005
Other income:
Results from sale of fixed assets	—	113
Other	290	39

	290	152

Other expenses:
Unrecoverable VAT	(754)	(153)
Donations	(1,073)	(111)
Debit and credit tax	(180)	(159)
Lawsuits	(3)	(4)
Tax on shareholders personal assets	(1,357)	(1,084)
Other	(48)	—

	(3,415)	(1,511)

Total other income and expenses, net	(3,125)	(1,359)

NOTE 10: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	The balances as of September 30, 2006 and June 30, 2006, with subsidiaries, shareholders, affiliated and related companies are as follows:

	September 30, 2006	June 30, 2006
Abril S.A. (1)
Current mortgages and leases receivables	2	—
Other current receivables	79	—
Other non-current receivables	39	—
Other current liabilities	89	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10: (Continued)

	September 30, 2006	June 30, 2006
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivables	135	214
Other current receivables	9	14
Current investments	1,970	4,428
Non-current investments	98,516	97,944
Current accounts payable	874	479
Other current liabilities	20	20

Altocity.Com S.A. (3)
Current mortgages and leases receivables	67	30
Current accounts payable	—	1

Baldovinos S.A. (1)
Current mortgages and leases receivables	76	76
Current accounts payable	8	7

Banco Hipotecario S.A. (3)
Current investments	492	534

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivables	24	23

Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	93	75
Other non-current receivables	—	13
Current accounts payable	—	1

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivables	247	158
Other current receivables	—	50
Current accounts payable	220	173
Non-Current accounts payable	151	150
Short-term debt -Convertible Negotiable Obligations	1,126	379
Long -term debt -Convertible Negotiable Obligations	37,248	37,032

Canteras Natal Crespo S.A. (1)
Current mortgages and leases receivables	10	1
Other current receivables	242	105

Dolphin Fund PLC (4)
Current investment	10,486	9,354

ECIPSA Holding S.A. (4)
Current mortgages and leases receivables	8	8

Fibesa (1)
Current mortgages and leases receivables	2	—
Other current liabilities	4	4

Fundación IRSA (4)
Current mortgages and leases receivables	14	14

Futuros y Opciones.Com S.A. (1)
Current accounts payables	—	1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10: (Continued)

	September 30, 2006	June 30, 2006
Hoteles Argentinos S.A. (1)
Current mortgages and leases receivables	1,663	2,083
Non-current mortgages and leases receivables	1,821	2,110
Other current liabilities	623	619

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	1,281	1,170
Current accounts payable	326	368

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	2	3
Other current receivables	147	216
Other non-current receivables	7,375	6,875
Others current liabilities	5	5

Nuevas Fronteras S.A. (1)
Current accounts payable	—	1

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	53	57
Managers, Directors and other Staff of the Company – Non-current	35	28

Ritelco S.A. (1)
Other current liabilities	15,614	20,118

Tarshop S.A. (1)
Current mortgages and leases receivables	12	52
Other current receivables	—	13

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	1	65

Directors (4)
Current mortgages and leases receivables	16	8
Other current receivables	2	—
Other current liabilities	7,055	5,651
Other non-current liabilities	8	8

Emprendimiento Recoleta S.A. (1)
Current mortgages and leases receivables	—	1

Shopping Alto Palermo S.A. (1)
Current mortgages and leases receivables	—	1

Mendoza Plaza Shopping S.A. (1)
Current mortgages and leases receivables	—	1

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10: (Continued)

b. Results on subsidiary, shareholder, affiliated and related companies during the three month periods ended September 30, 2006 and 2005 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related parties

Abril S.A.	2006	4	—	—	—	—	—	—	—	—
	2005	4	—	—	—	—	—	—	—	—
Alternativa Gratis S.A.	2006	—	—	—	—	—	—	—	—	—
	2005	3	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA)	2006	—	—	—	—	—	2,474	—	—	—
	2005	—	—	—	—	—	2,287	—	—	—
Banco Hipotecario S.A.	2006	—	—	8	—	—	—	—	—	—
	2005	—	—	13	—	—	—	—	—	—
Canteras Natal Crespo S.A.	2006	24	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A.	2006	—	—	—	—	—	—	—	—	(240)
	2005	—	—	—	—	—	—	—	—	(2,182)
Dolphin Fund PLC	2006	—	—	1,069	—	—	—	—	—	—
	2005	—	—	(203)	—	—	—	—	—	—
Fundación IRSA	2006	—	—	—	—	—	—	—	(42)	—
	2005	—	—	—	—	—	—	—	(9)	—
Hoteles Argentinos S.A.	2006	—	—	—	—	—	27	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2006	172	—	—	(88)	(55)	—	—	—	—
	2005	387	—	—	—	(52)	—	—	—	—
Llao Llao Resorts S.A.	2006	—	16	—	—	—	—	—	—	—
	2005	—	15	—	—	—	—	—	—	—
Red Alternativa S.A.	2006	—	—	—	—	—	—	—	—	—
	2005	—	41	—	—	—	—	—	—	—
Ritelco S.A.	2006	—	—	—	—	—	—	—	—	(221)
	2005	—	—	—	—	—	—	—	—	(149)
Shopping Alto Palermo S.A.	2006	—	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—	(3)
Tarshop S.A.	2006	—	75	—	—	—	—	—	—	—
	2005	—	62	—	—	—	—	—	—	—
Advances to employees	2006	—	—	—	—	—	2	—	—	—
	2005	—	—	—	—	—	2	—	—	—
Estudio Zang, Bergel & Viñes	2006	—	—	—	—	—	—	(146)	—	—
	2005	—	—	—	—	—	—	(198)	—	—
Directors	2006	—	—	—	—	—	—	(1,504)	—	—
	2005	—	—	—	—	—	—	(1,595)	—	—

Total 2006		200	91	1,077	(88)	(55)	2,503	(1,650)	(42)	(461)

Total 2005		394	118	(190)	—	(52)	2,289	(1,793)	(9)	(2,334)

c. The composition of equity gain from related companies is as follows:

	Gain
	September 30, 2006	September 30, 2005
Gain on equity investments	20,083	24,343
Amortization of goodwill and lower/higher values	821	813

	20,904	25,156

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11: COMMON STOCK

a. Common stock

As of September 30, 2006, IRSA’s common stock was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value	Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	229	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	688	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	45	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	46	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	363	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	249	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	18	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	18	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	2,294	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	139	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	9,496	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	11	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	917	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	128	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	38	Board of Directors´ Meeting (1)	03.31.2005	Pending

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11: (Continued)

a. (Continued)

		Approved by
	Par Value	Body	Date	Date of record with the Public Registry of Commerce
Shares issued for cash	2,340	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	9,174	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	16,457	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	37	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	749	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	53	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	8,927	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	6	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	22	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	820	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	2	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	1,284	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	95	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	183	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	Pending
Shares issued for cash	9,174	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	1,940	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	795	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	Pending
Shares issued for cash	29,281	Board of Directors´ Meeting (1)	06.30.2006	Pending
Shares issued for cash	66	Board of Directors´ Meeting (1)	06.30.2006	Pending
Shares issued for cash	9,925	Board of Directors´ Meeting (1)	06.30.2006	Pending
Shares issued for cash	197	Board of Directors´ Meeting (1)	06.30.2006	Pending
Shares issued for cash	654	Board of Directors´ Meeting (1)	06.30.2006	Pending
Shares issued for cash	81	Board of Directors´ Meeting (1)	06.30.2006	Pending
Shares issued for cash	11	Board of Directors´ Meeting (1)	06.30.2006	Pending
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	Pending
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	Pending
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	Pending

	437,554

(1)	Conversion of negotiable obligations mentioned in Note 13.
(2)	Exercise of options mentioned in Note 13.

b. Treasury stock

The Company repurchases outstanding common shares when it considers that their price is undervalued on the market. However, during the periods ended September 30, 2006 and 2005 no treasury shares were bought.

c. Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11: (Continued)

c. (Continued)

calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12: RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2.

c.	The Company has a first grade mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance guarantee for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. (See valuation criteria in Note 1.5.f.)

d.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 13,625, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008.

NOTE 13: NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“CNO”) for up to a face value of US$ 100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi-annually in arrears.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13: (Continued)

b)	Approving a subscription option for the CNO holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of CNO face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13: (Continued)

d) (Continued)

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 7 to the unaudited financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of September 30, 2006, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$72.4 million, giving rise to the issuance of 132,891,490 common shares of Ps. 1 par value each as disclosed in Note 11.

Furthermore, as of September 30, 2006, 50,501,689 options to subscribe Company shares amounting to US$ 60.6 million had been exercised, which gave rise to the issuance of 92,663,610 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations as of September 30, 2006 is US$ 27,574.

NOTE 14: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(9,358)	360	(8,998)
Mortgages and leases receivables, net	(307)	(3)	(310)
Other receivables	(6,517)	6	(6,511)
Inventories	(1,641)	5,215	3,574
Fixed assets	(3,990)	(33)	(4,023)
Intangible assets	9	—	9
Tax loss carry forwards	83,444	(6,094)	77,350
Short and long terms debts	(71)	14	(57)
Mortgage payables	449	7	456
Other liabilities	2,508	397	2,905
Allowances and reserves	121	(94)	27
Allowances for deferred assets	(26,852)	225	(26,627)

Total non-current	37,795	—	37,795

Total net deferred assets	37,795	—	37,795

Net assets at the end of the period derived from the information included in the above table amount to Ps. 37,795.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 14: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended September 30, 2006 and 2005, respectively:

Items	September 30, 2006 Ps.	September 30, 2005 Ps.
Net income for the period (before income tax)	16,679	19,500
Current income tax rate	35%	35%

Net income for the period at the tax rate	5,838	6,825
Permanent differences at the tax rate:
- Restatement into constant currency	491	222
- Donations	376	39
- Equity gain from related companies	(6,963)	(8,805)
- Holding result on Participation Certificates (Trust).	(180)	(240)
- Results from holding of Banco Hipotecario shares	—	4,279
- Tax on personal assets	475	379
- Sundry permanent differences	(5)	78
- Expired income tax loss carry forwards	192	—
- Allowance on deferred assets	(224)	(2,777)

Total income tax charge for the period	—	—

Total asset tax charged for the period	(1,060)	(854)

Unexpired income tax loss carry forwards pending use at the end of the period amount to Ps. 221,000 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2002	158,835	2007
2003	259	2008
2004	32,347	2009
2005	29,559	2010
Total tax loss carry forward	221,000

NOTE 15: “CREDIT DEFAULT SWAP” CONTRACT WITH CREDIT SUISSE FIRST BOSTON

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million. If the debtor of such loan does not pay interest to CSI, the Company should pay quarterly interest at a LIBO rate added 450 basic points on a principal amount of US$ 6.0 million. Under such contract, during fiscal year 2006, due to non-compliance by the debtor of the credit, the Company made a payment to

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 15: (Continued)

CSI of US$ 535. On October 2, 2006 the Company paid U$S 157 for the quarter ended September 30, 2006.

NOTE 16: SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

The Company agreed with the Deutsche Bank AG on June 16, 2005 two LIBO rate swap arrangements aiming at covering the risk of increased interest rates that the Company must pay on the unsecured loan and the non-convertible secured negotiable obligations (both to be due in November 2009, which at June 30, 2005 had a capital balance of US$ 21,850 and US$ 35,511 respectively, and which accrue a variable interest rate equivalent to the three month LIBO rate added 200 basic points).

By means of both contracts, the Company was compromised to pay every three months to the Deutsche Bank AG cash flows calculated on the basis of a fixed rate of 4.27% on the balances of each debt. In turn, the Company received quarterly payments calculated on the basis of the three-month LIBO rate on balances established at the beginning of each quarter.

The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and principal, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the mentioned liabilities.

On October 24, 2005 the Company fully cancelled in advance both swap arrangements. Due to the increase shown by the temporary structure of the interest rates, a gain of US$ 402 was obtained for such cancellations.

NOTE 17: SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

As of September 30, 2006 the Company had acquired to Ecipsa Holding S.A. (ECIPSA), 43.43% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$1,549.

Additionally, in accordance with the contracts signed by the Company, it has the obligation to buy and ECIPSA has the obligation to sell 50% of the additional shares of Canteras Natal Crespo S.A. that ECIPSA will acquire in the future to the remaining shareholders. The agreed price was US$ 11.35 per share. In case that ECIPSA acquires the remaining holding of 13.14%, the Company will have to pay US$ 223 for an additional holding of 6.57%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 17: (Continued)

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, sale of arids, real estate and house-building.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share) representing Ps. 30,281. For the sale of these shares the Company recognized a gain of Ps. 1,845 included in Financial gain in the unaudited Income Statement. As explained in Note 19, as of December 31, 2005 the Company merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of period-end, the total shareholding in Banco Hipotecario is 10,141,015.

NOTE 19: MERGER PROCEDURES TO TAKE-OVER BUENOS AIRES TRADE AND FINANCE CENTER S.A.

The Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. The previous merger agreement was subscribed on September 21, 2005 and became effective on October 1, 2005. Consequently, as from October 1, 2005 rights and obligations were unified, and as from December 1, 2005 both companies’ accountings were merged.

The control authorities have still to approve the merger procedure.

NOTE 20: DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade and Finance Center S.A. (at that time 100% subsidiary of the Company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 20: (Continued)

spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA had an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA would agree to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period as of December 31, 2004).

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph above. As a guaranty for this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on lot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot 1e).

On May 18, 2005 Buenos Aires Trade and Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

After several postponements, on January 2006, DYPSA paid in advance to the Company the amount of US$ 1,000, remaining the price balance of US$ 5,350 to be paid in the new deed date and final transfer.

On July 17, 2006 the balance of price was received and the transfer deed was signed together with the taking possession of plot 1d). Consequently, Alvear Palace Hotel S.A. acquired two/thirds indivisible parts, and Desarrollos Premium Plus S.A. acquired the remaining part. As compliance guarantee for DYPSA´s obligations with CAPM, Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A. furnished a first degree mortgage for US$ 10,000 on plot 1d).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 21: TERRENOS CABALLITO – BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and two insurance for US$ 2,000 and US$ 500.

NOTE 22: AGREEMENTS SUBJECT TO SUSPENSIVE CONDITIONS

During the last quarter of the year ended June 30, 2006, the Company has entered into agreements, in commission, for acquiring a company and a plot of land in the amount of US$ 36,420. To the date of these unaudited financial statements, such transactions are subject to suspensive conditions. As of September 30, 2006, the Company has recorded two advances paid in Other Receivables and Inventories, respectively.

NOTE 23: INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

The Company directly owns 70% of the Capital Stock of Patagonian Investment S.A. (See Note 34 to the unaudited Consolidated Financial Statements).

NOTE 24: SUBSEQUENT EVENTS

The Company´s Ordinary and Extraordinary Shareholders´ Meeting was held October 31, 2006. Among other matters, the following points of the agenda were approved by majority:

• The Annual Report and the financial statements as of June 30, 2006.

• The 5% deduction of the statement of income for the year to legal reserve. Also, it was decided that the remaining balance be appropriated to an especial reserve account for new projects.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 24: (Continued)

• The conduct of business of the Board of Directors and the Supervisory Committee.

• The approval and ratification of the action taken by the Board as regards the tax on personal assets of shareholders. It was also decided that the Company fully absorb the amount of such tax whenever such decision is not modified by any Meeting action.

• To create a global program for issuing simple negotiable notes, non convertible into shares, secured or not secured or secured by third parties, in a maximum outstanding amount at any time of up to US$ 200,000,000 (US dollars two hundred million) or its equivalent in other currencies, under the terms of the negotiable obligations law number 23,576 and other addenda.

In order to comply with current regulation as regards the tax returns of the external auditor, the meeting was adjourned to consider the point related to the appointment of the Certifying Accountant for the next fiscal year as well as his remuneration, and it will be resumed on November 30, 2006 at 1 pm.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the three-month period beginning on July 1, 2006

and ended September 30, 2006

Compared with the year ended June 30, 2006

In thousand of pesos

Exhibit A

					Depreciation
						For the period / year
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at period /year end	Accumulated at beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated at period / year end	Allowances for impairment (2)	Net carrying Value as of September 30, 2006	Net carrying value as of June 30, 2006
Furniture and fixtures	1,663	4	—	1,667	1,559	—	20	11	1,570	—	97	104
Machinery, equipment and computer equipment	5,477	449	—	5,926	4,587	33	33.33	114	4,734	—	1,192	890
Leasehold improvements	6,650	23	—	6,673	5,941	73	10	58	6,072	—	601	709
Vehicles	130	—	—	130	52	—	20	6	58	—	72	78
Real Estate:
Av. de Mayo 595	7,339	—	—	7,339	1,914	—	2	33	1,947	(789)	4,603	4,630
Av. Madero 942	3,277	—	—	3,277	626	—	2	13	639	—	2,638	2,651
Bouchard 710	72,460	—	—	72,460	1,674	—	2	359	2,033	—	70,427	70,786
Constitución 1111	1,338	—	—	1,338	269	—	2	5	274	(308)	756	760
Constitución 1159	8,762	—	—	8,762	—	—	2	—	—	(6.762)	2,000	2,000
Costeros Dique IV	23,337	—	—	23,337	1,874	—	2	95	1,969	—	21,368	21,463
Dique 2 M10 (1I) Edif. A	21,184	—	—	21,184	2,164	—	2	92	2,256	—	18,928	19,020
Laminar Plaza	33,513	—	—	33,513	3,481	—	2	135	3,616	—	29,897	30,032
Libertador 498	51,152	—	—	51,152	8,662	—	2	205	8,867	—	42,285	42,490
Libertador 602	3,486	—	—	3,486	557	—	2	14	571	—	2,915	2,929
Stores Cruceros	293	—	—	293	—	—	—	1	1	—	292	293
Madero 1020	2,188	—	—	2,188	370	—	2	9	379	—	1,809	1,818
Maipú 1300	52,632	—	—	52,632	8,906	—	2	213	9,119	—	43,513	43,726
Reconquista 823	24,714	—	—	24,714	5,009	—	2	99	5,108	(144)	19,462	19,560
Rivadavia 2768	334	—	—	334	13	—	2	2	15	—	319	321
Santa María del Plata	10,513	—	—	10,513	—	—	—	—	—	—	10,513	10,513
Sarmiento 517	485	—	—	485	23	(4)	2	2	21	(374)	90	86
Suipacha 652	17,010	—	—	17,010	4,265	—	2	72	4,337	(931)	11,742	11,808

Total as of September 30, 2006	347,937	476	—	348,413	51,946	102		1,538	53,586	(9,308)	285,519

Total as of June 30, 2006	349,942	1,398	(3,403)	347,937	46,040	(468)		6,374	51,946	(9,324)		286,667

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 16 (Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2006 and June 30, 2006

In thousand of pesos

Exhibit C

								Issuer’s information (1)
									Last financial statement
Issuer and types of securities	Class		P.V.	Amount	Listing value	Book value as of September 30, 2006	Book value as of June 30, 2006	Main activity	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders´ equity	(1) Interest in capital stock
Current Investment
Boden (2)	Ps./US$		0.001	1,437	0.0021	3	5
Cédulas Hipotecarias Argentina (2)		Ps.	0.001	510,080	0.0010	492	534

Total current investments as of September 30, 2006						495

Total current investments as of June 30, 2006							539

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies	Exhibit C

Unaudited Balance Sheets as of September 30, 2006 and June 30, 2006

(Continued)

In thousand of pesos

							Issuer’s information						Interest in Capital Stock (1)
									Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value at September 30, 2006	Book value at June 30, 2006	Main activity	Corporate domicile	Date	Capital stock (par value)	Income (loss) for the period	Shareholders equity
Non-current investments
Abril S.A.	Common 1 vote	5.000	1,332		(37,944)	(37,944)	Building, development and	Bolívar 108 floor 1, Buenos Aires	12.31.05	13,410	(5,954)	38,316	50%
	Irrevoc. Contrib				26,374	26,374	administration of country club
	Higher Inv. Value				14,089	14,089
Pereiraola S.A.I.C.I.F.y A	Common 1 vote	0.001	1,376,167		1,339	1,316	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	09.30.06	2,827	(150)	2,713	50%
	Irrevoc. Contrib.				17	37
	Higher Inv.Value				7,553	7,553
Baldovinos S.A.	Common 1 vote	0.001	5,173,034		4,100	4,150	Real estate and building	Bolívar 108 floor 1 , Buenos Aires	09.30.06	10,346	(100)	8,871	50%

Palermo Invest S.A.	Common 1 vote	0.001	52,169,800		138,147	137,494	Investment	Bolívar 108 floor 1, Buenos Aires	09.30.06	78,251	978	207,210	(5 66.67	) %
	Lower Value				(582)	(583)
	Purchase expenses				492	493
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		10,676	10,596	Hotel operations	Av. Córdoba 680, Buenos Aires	09.30.06	9,887	99	17,757	80%
	Irrevoc. Contrib.				3,531	3,531
	Higher Inv. Value				1,797	1,819
	Purchase expenses				43	43
Alto Palermo S.A. (2)	Common 1 vote	0.001	48,121,062		507,946	495,506	Real estate investments	Moreno 877 floor 22, Buenos Aires	09.30.06	78,206	19,331	826,182	61.60%
	Goodwill				(47,536)	(48,145)
	Higher Inv. value				24,904	24,904
Patagonian Investment S.A.	Common 1 vote	0.001	3,500		13	—	Real estate investments	Florida 537 Piso 18, Buenos Aires	09.30.06	20	(2)	18	70%
	Purchase expenses				1	—
Llao – Llao Resort S.A	Common 1 vote	0.001	5,878,940		12,739	12,321	Hotel operations	Florida 537 floor 18, Buenos Aires	09.30.06	28,495	810	29,448	50%
	Irrevoc. Contrib.				2,397	2,397
	Purchase expenses				197	201
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		5,272	4,783	Banking	Tte. Gral Perón 655, Buenos Aires	09.30.06	62,500	(4) 92	(4) 106,668	5.10%
Ritelco S.A.	Common 1 vote	0.001	66,970,394		172,286	166,327	Investments	Zabala 1422, Montevideo	09.30.06	66,970	5,956	199,880	100%
	Irrevoc. Contrib.				27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	10,141,015		152,772	151,952	Banking	Reconquista 151 floor 1, Buenos Aires	09.30.06	1,500,000	(4) 209,432	(4) 2,426,547	6.76%
	Goodwill				(2,360)	(2,396)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	129,333		513	543	Sale of arids	Caseros 85, Office 33 Córdoba	09.30.06	300	(71)	447	43.43%
	Goodwil				3,834	3,809

Total as of September 30, 2006					1,029,950

Total as of June 30, 2006						1,008,510

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at September 30, 2006 is Ps. 7.5

Quotation price of APSA´s shares at June 30, 2006 is Ps. 6.7

(3)	Quotation price of Banco Hipotecario´s shares at September 30, 2006 is Ps. 14.3

Quotation price of Banco Hipotecario´s shares at June 30, 2006 is Ps. 11.1

(4)	The amounts pertain to the financial statements of Banco Hipotecario S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles.
(5)	See Note 35 to the unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of September 30, 2006 and June 30, 2006

In thousand of pesos

Exhibit D

Items	Value as of September 30, 2006	Value as of June 30, 2006
Current Investments
Mutual funds (1)	45,428	25,779
Convertible Note APSA 2006 – Accrued interest (2)	1,970	4,428
Other investments (2)	444	439
IRSA I Financial Trust Exchangeable Certificates (2)	163	154

Total current investments as of September 30, 2006	48,005

Total current investments as of June 30, 2006		30,800

Non-current investments
Dique IV	6,704	6,704
Padilla 902 (3)	92	92
Pilar	3,408	3,408
Santa María del Plata	114,397	114,397
Caballito lands	9,223	9,223
Torres Jardín IV	3,030	3,030

Subtotal	136,854	136,854

IRSA I Trust Exchangeable Certificates	1,844	1,771
Convertible Note APSA 2006	98,516	97,944
Others investments	—	117

Subtotal	100,360	99,832

Art works	40	40

Total non-current investments as of September 30, 2006	237,254

Total non-current investments as of June 30, 2006		236,726

(1)	Includes Ps. 10,486 and Ps. 9,354 corresponding to “Dolphin Fund PLC” at September 30, 2006 and June 30, 2006, respectively, not considered cash equivalent for purposes of presenting the statement of cash flows and, Ps. 3,193 and Ps. 3,174 corresponding to the “NCH Development Partner Fund” at September 30, 2006 and June 30, 2006, respectively, not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 269. See comments in Note 1.5.i.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the three-month period ended September 30, 2006

Compared with the year ended June 30, 2006

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of September 30, 2006	Carrying value as of June 30, 2006
Deducted from assets:
Allowance for doubtful accounts (1)	216	10	(12)	214	216
Allowance for Impairment of inventories	1,010	—	—	1,010	1,010
Allowance for Impairment of fixed assets (2)	9,324	—	(16)	9,308	9,324
Allowance for Impairment of undeveloped parcels of land	269	—	—	269	269
From liabilities:
Provision for lawsuits	346	3	(272)	77	346

Total as of September 30, 2006	11,165	13	(300)	10,878

Total as of June 30, 2006	19,519	5,384	(13,738)		11,165

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and condonations.
(2)	Decreases correspond to depreciation of the period amounting to Ps. 16 (disclosed in Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos

Exhibit F

	September 30, 2006	September 30, 2005
I. Cost of sales
Stock as of beginning of year	134,805	22,358
Plus (less):
Purchases for the period	431	1,464
Expenses (Exhibit H)	174	134
Less:
Stock as of end of the period	(109,503)	(27,108)

Subtotal	25,907	(3,152)
Capitalized interests	—	222
Plus
Cost of sales – Abril S.A.	—	70
Gain from valuation of inventories at net realizable value	2,208	3,098

Cost of sales	28,115	238
II. Cost of leases
Expenses (Exhibit H)	1,684	1,546

Cost of leases	1,684	1,546
III. Cost of services fees
Expenses (Exhibit H)	813	560

Cost of services fees	813	560

Total costs of sales, leases and services	30,612	2,344

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September 30, 2006 and June 30, 2006

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of September 30, 2006	Total as of June 30, 2006
Assets
Current Assets
Cash and banks:
Cash	US$	5,548	0.003064	(1)	17	63
Cash	EUR	1,544	0.003886	(1)	6	4
Cash	Pounds	349	0.005732	(1)	2	2
Cash	Reals	1,454	0.001376	(1)	2	1
Banks	US$	507,833	0.003064	(1)	1,556	308
Banks	EUR	117,599	0.003886	(1)	457	458
Foreign accounts	US$	1,973,890	0.003064	(1)	6,048	22,021
Investments:
Boden 2013	US$	700	0.003064	(1)	2	2
Mutual Funds	US$	14,147,193	0.003064	(1)	43,347	25,774
Accrued interest Convertible Note APSA 2006	US$	634,765	0.003104	(1)	1,970	4,428
Banco Ciudad de Bs. As. Bond	EUR	112,500	0.003886	(1)	437	428
Banco Ciudad de Bs. As. Bond - Accrued interest	EUR	1,725	0.003886	(1)	7	11
Mortgages and leases receivables:
Mortgages receivables	US$	123,695	0.003064	(1)	379	362
Mortgages receivables	EUR	1,544	0.003886	(1)	6	6
Lease receivable	US$	166,123	0.003064	(1)	509	372
Debtors under legal proceeding	US$	33,966	0.003064	(1)	100	—
Related parties	US$	15,142	0.003104	(1)	47	—
Others receivable:
Prepaid expenses	US$	40,796	0.003064	(1)	125	106
Related parties	US$	528,270	0.003104	(1)	1,663	2,083
Credit default swap	US$	9,962	0.003064	(1)	31	279
Other receivables	US$	—	0.003064	(1)	—	33

Total Current Assets					56,711	56,741

Non-Current Assets
Investments:
Convertible Note APSA 2006	US$	31,738,262	0.003104	(1)	98,516	97,944
Banco Ciudad de Bs. As. Bond	EUR	—	0.003886	(1)	—	117
Mortgages and leases receivables:
Mortgages receivables	US$	156,005	0.003064	(1)	478	502
Mortgages receivables	EUR	2,316	0.003886	(1)	9	12
Other receivables:
Prepaid expenses	US$	38,389	0.003064	(1)	118	150
Related parties	US$	586,531	0.003104	(1)	1,821	2,110
Credit default swap	US$	1,200,000	0.003064	(1)	3,677	3,655
Acquisition of future receivables	US$	4,016,308	0.003064	(1)	12,306	12,234

Total Non-current Assets					116,925	116,724

Total Assets as of September 30, 2006					173,636

Total Assets as of June 30, 2006						173,465

Liabilities
Current Liabilities
Accounts payable	US$	128,544	0.003104	(1)	399	740
Mortgages payables	US$	4,901,435	0.003104	(1)	15,214	14,809
Customer advances	US$	836,385	0.003104	(1)	2,596	10,786
Short – term debt	US$	11,809,013	0.003104	(1)	36,656	30,065
Taxes payable	US$	59,601	0.003104	(1)	185	180
Other liabilities
Related parties	US$	5,230,786	0.003104	(1)	16,236	20,742
Guarantee deposits	US$	291,881	0.003104	(1)	906	823

Total Current Liabilities					72,192	78,145

Non-current Liabilities
Accounts payable	US$	48,721	0.003104	(1)	151	150
Mortgages payable	US$	3,506,016	0.003104	(1)	10,883	14,722
Long – term debt	US$	66,177,559	0.003104	(1)	205,415	214,342
Other liabilities:
Guarantee deposits	US$	330,219	0.003104	(1)	1,025	801

Total Non-current Liabilities					217,474	230,015

Total Liabilities as of September 30, 2006					289,666

Total Liabilities as of June 30, 2006						308,160

(1)	Official selling and buying exchange rate as of September 30, 2006 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

In thousand of pesos

Exhibit H

						Expenses			Total as of September 30, 2005
Items	Total as of September 30, 2006	Cost of leases	Cost of properties sold	Cost of services fees	Cost of hotel operations	Administration	Selling	Financing
Directors fees	1,504	—	—	—	—	1,504	—	—	1,595
Fees and compensations for services	787	—	—	—	—	787	—	—	335
Salaries, bonus and social security charges	2,560	—	—	—	—	2,560	—	—	2,110
Other expenses of personnel administration	56	—	—	—	—	56	—	—	47
Depreciation and amortization	1,563	1,333	—	—	—	189	—	41	1,689
Maintenance of buildings	668	351	174	—	—	143	—	—	354
Utilities and postage	6	—	—	—	—	6	—	—	3
Travel expenses	50	—	—	—	—	50	—	—	38
Advertising and promotion	92	—	—	—	—	7	85	—	119
Commissions and expenses from property sold	287	—	—	—	—	—	287	—	123
Traveling, transportation and stationery	49	—	—	—	—	49	—	—	32
Subscriptions and dues	41	—	—	—	—	41	—	—	27
Interest and indexing adjustments	6,878	—	—	—	—	—	—	6,878	7,993
Bank charges	99	—	—	—	—	—	—	99	129
Safety box and stock broking charges	82	—	—	—	—	72	—	10	—
Doubtful accounts	9	—	—	—	—	—	9	—	6
Insurance	36	—	—	—	—	36	—	—	39
Security	—	—	—	—	—	—	—	—	—
Courses	47	—	—	—	—	47	—	—	5
Trust Result	—	—	—	—	—	—	—	—	—
Rents	44	—	—	—	—	44	—	—	106
Gross sales tax	710	—	—	—	—	—	710	—	345
Other	1,760	—	—	813	—	31	—	916	1,311

Total as of September 30, 2006	17,328	1,684	174	813	—	5,622	1,091	7,944

Total as of September 30, 2005	—	1,546	134	560	—	4,649	628	8,889	16,406

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of September 30, 2006 and June 30, 2006

In thousand of pesos

Exhibit I

		With maturity date												Interest
			To due												Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term	Total	No accrued	Fixed rate	Variable rate
September 30, 2006
Assets
Investments	47,767	—	276	2,077	107	117	—	—	—	98,516	101,093	101,093	148,860	49,907	98,953	—
Receivables	38,423	2,052	8,016	2,752	1,377	2,079	14,058	16,750	6,528	12,385	63,945	65,997	104,420	88,887	8,372	7,161
Liabilities
Loans	—	—	8,543	9,371	9,371	9,371	122,906	65,597	16,744	—	241,903	241,903	241,903	10,167	85,590	146,146
Other liabilities	4,200	567	39,391	5,132	8,317	4,230	13,341	457	400	465	71,733	72,300	76,500	35,735	26,797	13,968

June 30, 2006
Assets
Investments	28,089	—	4,700	107	107	107	117	—	—	97,944	103,082	103,082	131,171	32,682	98,489	—
Receivables	39,599	1,732	9,303	3,080	2,775	1,219	12,806	17,391	6,621	11,979	65,174	66,906	106,505	91,475	8,020	7,010
Liabilities
Loans	—	—	12,218	5,541	9,317	9,317	123,387	55,900	34,847	—	250,527	250,527	250,527	14,243	86,328	149,956
Other liabilities	5,669	338	29,097	28,129	4,999	6,938	15,315	484	125	486	85,573	85,911	91,580	42,686	30,267	18,627

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

1. None

2. None

3. Receivables and liabilities by maturity date

	Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)
Concept	09.30.2006	Current	12.31.2006	03.31.2007	06.30.2007	09.30.2007	Total
Receivables
Mortgages and leases receivables	2,042	76	2,895	962	282	848	7,105
Other receivables	10	434	5,121	1,790	1,095	1,231	9,681

Total	2,052	510	8,016	2,752	1,377	2,079	16,786

Liabilities
Trade accounts payable	—	2,405	2,943	838	50	—	6,236
Mortgages payable	—	—	7,315	3,762	3,843	3,926	18,846
Customer advances	—	20	2,740	164	164	—	3,088
Short and long term debt	—	—	8,543	9,371	9,371	9,371	36,656
Salaries and social security charges	—	—	604	305	—	191	1,100
Taxes payable	—	—	2,661	22	4,091	17	6,791
Other liabilities	567	1,767	23,128	41	169	96	25,768

Total	567	4,192	47,934	14,503	17,688	13,601	98,485

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

3.(Continued)

	Without term (Point 3.b)	To be due (Point 3.c)
Concept	Non Current	12.31.2007	03.31.2008	06.30.2008	09.30.2008	12.31.2008	03.31.2009	06.30.2009	09.30.2009	12.31.2009
Receivables
Mortgages and lease receivables	—	—	889	—	1,255	—	—	—	164	—
Other receivables	37,913	8,459	1,211	1,056	1,189	1,039	1,167	13,324	1,056	880

Total	37,913	8,459	2,100	1,056	2,444	1,039	1,167	13,324	1,220	880

Liabilities
Trade accounts payables	—	51	—	50	—	50	—	—	—	—
Mortgages payable	—	4,009	4,095	2,779	—	—	—	—	—	—
Customer advances	—	—	—	—	—	—	—	—	—	—
Short and long term debts	—	94,793	9,371	9,371	9,371	9,371	18,742	18,742	18,742	16,744
Salaries and social security charges	—	—	—	—	—	—	—	—	—	—
Taxes payable	—	1,900	18	18	19	19	20	20	21	21
Other liabilities	8	—	—	—	402	—	—	—	327	—

Total	8	100,753	13,484	12,218	9,792	9,440	18,762	18,762	19,090	16,765

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

3.(Continued)

	To be due (Point 3.c)										Total
Concept	03.31.2010	06.30.2010	09.30.2010	09.30.2011	09.30.2012	09.30.2013	09.30.2014	09.30.2015	09.30.2016	09.30.2017
Receivables
Mortgages and lease receivables	—	—	—	—	—	—	—	—	—	—	2,308
Other receivables	3,986	878	784	2,961	2,563	2,270	1,840	1,745	825	181	85,327

Total	3,986	878	784	2,961	2,563	2,270	1,840	1,745	825	181	87,635

Liabilities
Trade accounts payables	—	—	—	—	—	—	—	—	—	—	151
Mortgages payable	—	—	—	—	—	—	—	—	—	—	10,883
Customer advances	—	—	—	—	—	—	—	—	—	—	—
Short and long term debts	—	—	—	—	—	—	—	—	—	—	205,247
Salaries and social security charges	—	—	—	—	—	—	—	—	—	—	—
Taxes payable	21	22	22	95	104	114	82	—	—	—	2,516
Other liabilities	—	—	314	—	—	—	—	70	—	—	1,121

Total	21	22	336	95	104	114	82	70	—	—	219,918

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

4-a. Breakdown of accounts receivable and liabilities by currency and maturity

	Current			Non-current
Items	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Total in local currency	Total in foreign currency	Total
Receivables
Mortgages and leases receivables	4,401	2,704	7,105	—	2,308	2,308	4,401	5,012	9,413
Other receivables	9,525	156	9,681	69,226	16,101	85,327	78,751	16,257	95,008

Total	13,926	2,860	16,786	69,226	18,409	87,635	83,152	21,269	104,421

Liabilities
Trade accounts payable	5,837	399	6,236	—	151	151	5,837	550	6,387
Mortgages payable	3,632	15,214	18,846	—	10,883	10,883	3,632	26,097	29,729
Customer advances	492	2,596	3,088	—	—	—	492	2,596	3,088
Short and long term debt	—	36,656	36,656	(168)	205,415	205,247	(168)	242,071	241,903
Salaries and social security charges	1,100	—	1,100	—	—	—	1,100	—	1,100
Taxes payable	6,606	185	6,791	2,516	—	2,516	9,122	185	9,307
Other liabilities	8,626	17,142	25,768	96	1,025	1,121	8,722	18,167	26,889

Total	26,293	72,192	98,485	2,444	217,474	219,918	28,737	289,666	318,403

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

4-b. Breakdown of accounts receivables and liabilities by adjustment clause

	Current			Non-current
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Total without adjustment clause	Total with adjustment clause	Total
Receivables
Mortgages and leases receivables	7,105	—	7,105	2,308	—	2,308	9,413	—	9,413
Other receivables	9,681	—	9,681	85,327	—	85,327	95,008	—	95,008

Total	16,786	—	16,786	87,635	—	87,635	104,421	—	104,421

Liabilities
Trade accounts payable	6,236	—	6,236	151	—	151	6,387	—	6,387
Mortgages payable	18,846	—	18,846	10,883	—	10,883	29,729	—	29,729
Customer advances	3,088	—	3,088	—	—	—	3,088	—	3,088
Short and long term debt	36,656	—	36,656	205,247	—	205,247	241,903	—	241,903
Salaries and social security charges	1,100	—	1,100	—	—	—	1,100	—	1,100
Taxes payable	6,791	—	6,791	2,516	—	2,516	9,307	—	9,307
Other liabilities	25,768	—	25,768	1,121	—	1,121	26,889	—	26,889

Total	98,485	—	98,485	219,918	—	219,918	318,403	—	318,403

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

4-c. Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current
Items	Accruing interest		Not Accruing interest	Total	Accruing interest		Not Accruing Interest	Total	Total accruing interest
	Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate	Total
Receivables
Mortgages and lease receivables	314	1,663	5,128	7,105	478	1,821	9	2,308	792	3,484	4,276
Other receivables	171	—	9,510	9,681	7,409	3,677	74,240	85,326	7,580	3,677	11,257

Total	485	1,663	14,638	16,786	7,887	5,498	74,249	87,634	8,372	7,161	15,533

Liabilities
Trade accounts payable	—	—	6,236	6,236	—	—	151	151	—	—	—
Mortgages payables	15,214	—	3,632	18,846	10,883	—	—	10,883	26,097	—	26,097
Customer advances	—	—	3,088	3,088	—	—	—	—	—	—	—
Short and long term debt	—	32,799	3,857	36,656	85,590	113,347	6,310	205,247	85,590	146,146	231,736
Salaries and social security charges	—	—	1,100	1,100	—	—	—	—	—	—	—
Taxes payable	66	—	6,725	6,791	634	—	1,882	2,516	700	—	700
Other liabilities	—	13,968	11,800	25,768	—	—	1,121	1,121	—	13,968	13,968

Total	15,280	46,767	36,438	98,485	97,107	113,347	9,464	219,918	112,387	160,114	272,501

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

5. Related parties

a.	Interest in related parties

See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

September 30, 2006
Related parties:
Abril S.A.	2
Alto Palermo S.A. (APSA)	135
Altocity.Com S.A.	67
Baldovinos S.A.	76
Banco de Crédito y Securitización S.A.	24
Canteras Natal Crespo S.A.	10
Consultores Assets Management S.A.	93
Cresud S.A.C.I.F y A.	247
ECIPSA Holding S.A.	8
Fibesa S.A.	2
Fundación IRSA	14
Hoteles Argentinos S.A.	1,663
Inversora Bolívar S.A.	1,281
Llao Llao Resorts S.A.	2
Tarshop S.A.	12
Directors	16

Non - Current mortgages and leases receivables

September 30, 2006
Related parties:
Hoteles Argentinos S.A.	1,821

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

5. (Continued)

Other current receivables

September 30, 2006
Related parties:
Abril S.A.	79
Alto Palermo S.A. (APSA)	9
Canteras Natal Crespo S.A.	242
Fibesa S.A.	4
Llao-Llao Resorts S.A.	147
Directors	2
Advances to Managers, Directors and Staff	53

Other non-current receivables

September 30, 2006
Related parties:
Abril S.A.	39
Llao-Llao Resorts S.A.	7,375
Advances to Managers, Directors and Staff	35

Current investments

September 30, 2006
Related parties:
Alto Palermo S.A. (APSA)	1,970
Banco Hipotecario S.A.	492
Dolphin Fund PLC	10,486

Non-Current investments

September 30, 2006
Related parties:
Alto Palermo S.A.	98,516

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

5. (Continued)

Current accounts payables

September 30, 2006
Related parties:
Alto Palermo S.A. (APSA)	874
Baldovinos S.A.	8
Cresud S.A.C.I.F. y A.	220
Estudio Zang, Bergel & Viñes	1
Inversora Bolívar S.A.	326
Nuevas Fronteras S.A.	1

Non – Current accounts payables

September 30, 2006
Related parties:
Cresud S.A.C.I.F.y A.	151

Short – term debt

September 30, 2006
Related parties:
Cresud S.A.C.I.F.y A.	1,126

Long – term debt

September 30, 2006
Related parties:
Cresud S.A.C.I.F.y A.	37,248

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

5. (Continued)

Other current liabilities

September 30, 2006
Related parties:
Abril S.A.	89
Alto Palermo S.A. (APSA)	20
Hoteles Argentinos S.A.	623
Llao-Llao Resorts S.A.	5
Ritelco S.A.	15,614
Directors	7,055

Other non-current liabilities

September 30, 2006
Related parties:
Directors	8

6. Note 10.

7. In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8. See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9. None.

10. None.

11. None.

12. See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

13. Insured Assets.

	Insured amounts	Accounting values	Risk covered
AV MAYO 595	3,046	4,603	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000	4,603	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,687	2,638	Fire, explosion with additional coverage and debris removal
AVDA. MADERO 942	15,000	2,638	Third party liability with additional coverage and minor risks
BOUCHARD 710	83,004	70,427	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	390	756	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000	756	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	11,727	21,368	Fire, explosion with additional coverage and debris removal
COSTEROS DIQUE IV	15,000	21,368	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (1l) Edif. A	24,307	18,928	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	15,000	18,928	Third party liability with additional coverage and minor risks
DOCK 13	61	1,595	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000	1,595	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	24,368	1,991	Fire, explosion with additional coverage and debris removal
LAMINAR PLAZA	13,859	29,897	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	6,518	42,285	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	15,000	42,285	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,687	2,915	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000	2,915	Third party liability with additional coverage and minor risks
MADERO 1020	2,138	1,809	Fire, explosion with additional coverage and debris removal
MADERO 1020	15,000	1,809	Third party liability with additional coverage and minor risks
MAIPU 1300	36,887	43,513	Fire, explosion with additional coverage and debris removal
MAIPU 1300	15,000	43,513	Third party liability with additional coverage and minor risks
MINETTI D	113	72	Fire, explosion with additional coverage and debris removal
MINETTI D	15,000	72	Third party liability with additional coverage and minor risks
RECONQUISTA 823	26,348	19,462	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	15,000	19,462	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	393	319	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	15,000	319	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	609	16,178	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	15,000	10,513	Third party liability with additional coverage and minor risks
SARMIENTO 517	67	90	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000	90	Third party liability with additional coverage and minor risks
SUIPACHA 652	20,713	11,742	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000	11,742	Third party liability with additional coverage and minor risks
TORRES JARDIN	844	472	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000	472	Third party liability with additional coverage and minor risks

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2006

Stated in thousand of pesos

14. See Exhibit E.

15. Not applicable.

16. Not applicable.

17. None.

18. In accordance with what was stipulated in loan agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, November 10, 2006

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1. Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2. Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	September 30, 2006	September 30, 2005	September 30, 2004	September 30, 2003	September 30, 2002
Current Assets	498,820	407,245	278,450	295,778	165,191
Non-Current Assets	2,262,362	2,160,179	1,938,325	1,766,683	1,789,380

Total	2,761,182	2,567,424	2,216,775	2,062,461	1,954,571

Current Liabilities	423,657	377,761	248,292	164,825	680,135
Non-Current Liabilities	377,142	454,154	521,668	652,033	233,971

Subtotal	800,799	831,915	769,960	816,858	914,106

Minority interest	454,981	443,667	451,592	451,283	455,896
Temporary differences in valuation of hedge derivate instruments	—	826	—	—	—

Shareholders’ Equity	1,505,402	1,291,016	995,223	794,320	584,569

Total	2,761,182	2,567,424	2,216,775	2,062,461	1,954,571

3. Consolidated result structure as compared with the same period for the four previous years.

	September 30, 2006	September 30, 2005	September 30, 2004	September 30, 2003	September 30, 2002
Operating income (loss)	51,654	33,436	19,575	10,473	(4,733)
Amortization of goodwill	(250)	(279)	(644)	(1,321)	—
Financial results	(3,112)	(13,026)	(12,260)	(19,307)	83,261
Gain (loss) in equity investments	1,396	19,086	22,539	(223)	(55)
Other income and expenses, net	(4,575)	(1,754)	(1,126)	1,328	9,519

Net income (loss) before taxes	45,113	37,463	28,084	(9,050)	87,992
Income tax/ Asset tax	(18,949)	(13,263)	(8,877)	(7,260)	(20,474)
Minority interest	(10,545)	(5,554)	(2,017)	1,144	(9,557)

Net income (loss)	15,619	(18,646)	17,190	(15,166)	57,961

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4. Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	September 30, 2006	September 30, 2005	September 30, 2004	September 30, 2003	September 30, 2002
Apartments & Loft Buildings
Alto Palermo Park	—	—	—	—	814
Edificios Cruceros	2,753	—	—	—	—
Palacio Alcorta (2)	—	—	—	—	1
Torres de Abasto	—	—	11	—	411
Torres Jardín	—	—	—	—	29
Other	—	—	—	—	213

Residential Communities
Abril / Baldovinos (1) (2)	561	463	1,148	921	3,946
Villa Celina IV and V	—	—	—	23	—

Undeveloped parcel of lands
Benavídez	—	—	—	—	—
Canteras Natal Crespo	26	—	—	—	—
Terreno de Caballito	—	—	—	—	—

Other
Constitución 1111	—	—	—	—	1,988
Dique III	26,206	—	—	—	—
Dock 5	—	—	—	—	394
Dock 6	—	—	—	—	140
Dock 13	46	—	—	—	—
Madero 1020	—	—	—	4,774	4,335
Madero 940	—	—	—	—	1,649
Other	110	37	—	233	204

	29,702	500	1,159	5,951	14,124

(1)	It corresponds to local comercial of April that belong 50% to IRSA and 50% to IBSA.
(2)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	September 30, 2006		September 30, 2005		September 30, 2004		September 30, 2003		September 30, 2002
Liquidity ratio
Current Assets	498,820	= 1.18	407,245	= 1.07	278,450	= 1.12	295,778	= 1.79	165,191	= 0.24

Current Liabilities	423,657		377,761		248,292		164,825		680,135

Indebtedness ratio		= 0.53
Total liabilities	800,799		831,915	= 0.64	769,960	= 0.77	816,858	= 1.03	914,106	= 1.56

Shareholders’ Equity	1,505,402		1,291,016		995,223		794,320		584,569

Solvency
Shareholders’ Equity	1,505,402	= 1.88	1,291,016	= 1.55	995,223	= 1.29	794,320	= 0.97	584,569	= 0.64

Total liabilities	800,799		831,915		769,960		816,858		914,106

Immobilized Capital
Non-Current Assets	2,262,362	= 0.82	2,160,179	= 0.84	1,938,325	= 0.87	1,766,683	= 0.86	1,789,380	= 0.92

Total Assets	2,761,182		2,567,424		2,216,775		2,062,461		1,954,571

6. Brief comment on the outlook for the coming year.

See Attached.

Business Overview

(As of September 30, 2006)

Comment on operations during the quarter ended September 30 2006

After four years of strong growth, at the end of calendar 2006 the Argentine economy will show a significant 8.9%1 variation in Gross Domestic Product (GDP). The main drivers of this expansion process are investment and private consumption. As a result of this expansion, in calendar 2006 unemployment will have decreased to 8.9%, the lowest level in the past 13 years.

The consumer confidence rate2 (ICC in Spanish) has remained stable at a high level. During the September measurement, the consumer confidence rate at the national level showed a monthly 5.5% increase which is 18.1% above the measurement posted in the same month of the previous year. Supermarket and shopping center sales are a clear example of this confidence: according to the figures recorded, sales in these segments for the nine-month period ended September 30, 2006 were 17.5% and 25.7% above the measurements posted for the same period of the previous calendar year.

Construction continues to be one of the main drivers of the Argentine economy. In the first nine months of calendar 2006 the summary indicator of construction activities (ISAC in Spanish) prepared by the National Institute of Statistics and Census (INDEC in Spanish) showed a 20% increase compared to the same period of the previous year.

Prospects in the construction industry continue to be promising, given the results of the qualitative poll made by the INDEC in this sector. The INDEC inquired industry firms and analysts on the prospects for the fourth quarter of 2006. Among the entrepreneurs engaged in the development of private projects who were consulted, 73.1% answered that activity levels will remain steady during the October-December period; 23.1% consider that they will rise, while the remaining 3.8% believe they will decrease.

The hotel segment, and five stars hotels in particular, have been favored in the last four years by the increase in the number of tourists with high purchasing power. According to data released by the INDEC, the inflow of foreign tourists to Argentina increased 19.6% during the first six months of calendar 2006, resulting in a 9.1% growth in the demand for four and five star hotels. In addition, there was a 19.1% increase in expenses incurred by high category hotel guests. In addition, the office segment is also thriving, hand in hand with the good performance of the economy. According to Cushman & Wakefield, Class A office leases are being renewed at prices ranging from US$/sq.m. 22 to US$/sq.m. 26.

Public finances continued to show a favorable evolution during the first nine months of calendar 2006, mainly due to the steady pace of growth in income. The primary result on a cash basis obtained by the National Non-Financial Public Sector was 8.4% above the figure for the same period in 2005. Measured in relation to the GDP, the primary surplus accumulated over the last 12 months amounted to 3.5%. This figure allowed the Government to comfortably pay the financial services corresponding to the interest accrued by the National Public Debt. Consequently, the financial result on a cash basis was 37.4% above the level obtained for the same period of the previous year.

In an attempt to curb spiraling inflation, the government made pricing agreements, mainly with the food and textile industries. Cumulative increase in the Consumer Price Index (CPI)3 for the January-September 2006 period was 11.2% (9.8% for goods and 13.4% for services). In addition, the Argentine Central Bank is also committed to reducing inflation rates through a strong deceleration in money stock growth.

[1]	According to forecasts prepared by Estudio M. A. Broda y Asoc.
[2]	Universidad Torcuato Di Tella.
[3]	National Institute of Statistics and Census (INDEC).

As regards external accounts, Argentina will post a US$ 11.2 billion surplus in its trade balance during calendar 20064. According to the forecasts available, exports will increase by 13.1% whilst imports will increase by 19.2% thanks to the recovery in private consumption and to investment. In addition, the current account of the balance of payments will not only continue to be positive but will also increase by 17.4%.

In this context, net results for the three-month period ended September 30, 2006 showed a Ps.15.6 million profit compared to a Ps.18.6 million profit recorded in the same period of fiscal year 2006. This income may be explained as follows:

Operating income increased 54.5%, from Ps.33.4 million in the first three months of fiscal year 2006, to Ps.51.7 million in the same period of fiscal year 2007, mainly driven by improved revenues, which grew by 60.1% to Ps.169.6 million as compared to Ps.106.0 million recorded in fiscal year 2006. The participation of the different segments in net revenues was: sales and developments, Ps.29.7 million; offices and other lease properties Ps.9.5 million; shopping centers, Ps.101.1 million; hotels Ps.28.6 million; and financial and other transactions, Ps.0.7 million.

However, results from related companies (profit) reflected a quarter-on-quarter decrease, from Ps.19.1 million in the first quarter of fiscal year 2006 to Ps.1.4 million in the same quarter of fiscal year 2007, mainly due to lower results from our interest in Banco Hipotecario. In addition, income tax increased from a Ps.13.3 million loss for the quarter ended September 30, 2005 to a Ps.18.9 million loss for the quarter ended September 30, 2006.

First quarter of fiscal year 2007 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the first quarter of fiscal year 2007, income from rental properties totaled Ps.9.5 million, compared to Ps.6.5 million in the same period of fiscal year 2006, mainly due to the sustained increase in occupancy levels and rates in our buildings.

Occupancy of our office buildings remains high, reaching 96.1% during the first three months of fiscal year 2007 compared to 95% in the first three months of the previous fiscal year.

The sustained increase in demand for rental space and scarce supply of rental properties has bolstered the recovery in prices. Although we are still far from our historical records of almost US$/sq.m. 30.0 (for class A spaces, recorded in 2000) there is a clearly rising trend. It should be noted that as most lease agreements are executed for a 36-month term, the effect of this recovery will be shown in the results for the successive years. At present, new lease agreements entered into by us reach approximately US$/sq.m. 24 for the class A segment.

The promising future in this business segment encourages us to continue studying the possibility of adding new spaces to our portfolio, either through construction or purchase of built properties with proven yield, in top-rated locations.

[4]	Forecasts prepared by Estudio M.A Broda y Asoc.

Below is information on our office space as of September 30, 2006:

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’S Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Rental Income as of September 30,			Book Value sqm (5)
						for fiscal period Ps./000 (4)
						2007	2006	2005
Offices
Intercontinental Plaza (69)	11/18/97	22,535	100%	67%	662	1,691	1,240	1,326	65,901
Libertador 498	12/20/95	10,533	94%	100%	472	1,286	868	720	42,285
Maipú 1300	09/28/95	10,280	98%	100%	484	1,306	761	584	43,513
Laminar Plaza	03/25/99	6,521	100%	100%	368	1,099	579	590	29,897
Reconquista 823/41	11/12/93	5,016	N/A	100%	—	—	—	—	19,462
Suipacha 652/64	11/22/91	11,453	100%	100%	132	298	276	117	11,742
Edificios Costeros	03/20/97	6,389	100%	100%	268	671	379	295	18,928
Costeros Dique IV	08/29/01	5,437	100%	100%	164	477	411	199	21,368
Bouchard 710	06/01/05	15,014	90%	100%	476	1,516	1,236	N/A	70,427
Madero 1020	12/21/95	215	100%	100%	8	23	13	11	1,809
Others (7)	N/A	3,677	100%	N/A	109	308	234	194	10,565

Subtotal		97,070	92%		3,143	8,675	5,997	4,036	335,897
Other Properties
Commercial properties (8)	N/A	642	75%	N/A	21	53	15	42	2,152
Thames	11/01/97	33,191	100%	67%	51	152	152	—	3,033
Santa María del Plata	07/10/97	60,100	100%	100%	68	204	147	—	10,513
Other Properties (9)	N/A	2,072	100%	N/A	5	15	8	111	2,519

Subtotal		96,005	100%	N/A	145	424	322	153	18,217
Related fees to properties administration	N/A	N/A	N/A	N/A	N/A	401	145	128	N/A

TOTAL OFFICES AND OTHER (10)	N/A	193,075	96.11%	N/A	3,288	9,500	6,464	4,317	354,114

Notes:

1)	Total leaseable area for each property. Excludes common areas and parking.
2)	Calculated dividing occupied square meters by leaseable area.
3)	Agreements in force as of 09/30/06 for each property were computed.
4)	Total consolidated leases, according to the RT21 method.
5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
6)	Through Inversora Bolivar S.A.
7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768, Dock 5, Puerto Madero (fully sold) and Sarmiento 517 (through IRSA)
8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Cruceros Retail Store; Retail stores in Abril and Casona in Abril (through IRSA and IBSA).
9)	Includes the following properties: one unit in Alto Palermo Park (through Inversora Bolivar S.A) and Constitución 1159 (through IRSA)
10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping centers, in which we had a 61.60% interest as of September 30, 2006.

Net income for the quarter was Ps. 19.3 million, compared to Ps. 9.3 million recorded in the same period of the previous year. In terms of percentages, this improvement stands for a 107.9% increase.

Total revenues as of September 30, 2006, amounted to Ps. 101.1 million, i.e., 37.2% higher than the total revenues recorded in the same period of the previous year. This increase is mainly due to the excellent situation currently experienced by our shopping centers throughout Argentina and to a 63.9% increase in the income generated by our subsidiary Tarjeta Shopping.

Gross profit for the period showed a major 47.9% increase, from Ps. 45.4 million in the first quarter of fiscal year 2006 to Ps. 67.1 million in the same period for fiscal year 2007. Thus, consolidated operating income for the period amounted to income for Ps. 44.1 million compared to Ps. 28.7 million obtained in the same period of the previous year, which stands for a 53.5% increase.

EBITDA5 (consolidated net income plus interests, taxes, depreciations and amortizations) for the quarter totaled Ps. 60.2 million representing a 35.3% increase compared to the EBITDA for the same period of the previous year.

Our tenants’ sales have continued to grow, reaching Ps.199.3 million in the three-month period ended September 30, 2006, 26.6% higher in nominal terms than those recorded in the same period of the previous year.

In addition, the business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have reached an occupancy rate of 99.2%, even surpassing pre-crisis figures. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers’ portfolio.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which APSA holds a 80% interest.

The favorable context and successful performance of our credit card business unit caused Tarshop S.A. to record an income of Ps.7.1 million for the first quarter of fiscal year 2007, a 92% increase compared to an income of Ps.3.7 million recorded in the same period of the previous year.

Net revenues posted a significant increase of 63.9%, from Ps.24.6 million during the first quarter of fiscal year 2006 to Ps.40.2 million in the same period for fiscal year 2007. In addition, operating results increased 100.2% to Ps.10.7 million.

The credit portfolio including securitized coupons as of September 30, 2006 was Ps.439.1 million, 82.4% higher than the Ps.240.6 million portfolio recorded as of September 30, 2005.

In the area of collections, short-term delinquency at September 30, 2006 was as low as 3.9%.

The chart below presents information on our shopping centers as of September 30, 2006, according to the consolidated financial statements of Alto Palermo S.A. (APSA).

[5]	EBITDA represents the operating income plus depreciation and amortization charges.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	APSA’s Effective Interest (8)	Accumulated Rental Income as of September 30,			Book Value sqm (4)
					for fiscal period Ps./000 (3)
					2007	2006	2005
Shopping Centers (5)
Alto Palermo	12/23/97	18,077	100%	100.0%	13,468	10,926	8,146	189,128
Abasto	07/17/94	39,473	100%	100.0%	12,952	10,090	7,806	192,894
Alto Avellaneda	12/23/97	27,251	97%	100.0%	7,228	5,559	4,313	87,083
Paseo Alcorta	06/06/97	14,704	99%	100.0%	6,827	5,397	4,328	61,394
Patio Bullrich	10/01/98	10,749	100%	100.0%	5,738	4,901	3,797	107,769
Nuevo NOA Shopping	03/29/95	18,779	100%	100.0%	1,501	1,121	806	28,599
Buenos Aires Design	11/18/97	14,598	100%	53.68%	2,719	2,048	1,658	17,908
Alto Rosario	11/09/04	30,013	100%	100.0%	3,384	2,642	N/A	85,060
Mendoza Plaza Shopping	12/02/04	39,065	98%	85.4%	3,993	3,135	N/A	90,727
Fibesa and others (6)				100.0%	3,041	3,305	3,366
Revenues from Tarjeta Shopping				80.0%	40,240	24,550	11,127
Terreno Neuquén (9)	06/07/99	52,286	N/A	98.40%	N/A	N/A	N/A	10,012

GENERAL TOTAL (7)		264,995	99,19%	N/A	101,091	73,674	45,347	870,574

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest S.A.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(8)	APSA’s effective interest in each of its business units. IRSA has a 61.60% interest in APSA.
(9)	Land to develop a Shopping Center.

III. Sales and Developments

In the three-month period ended September 30, 2006, the sales and developments segment recorded revenues of Ps.29.7 million, compared to Ps.0.5 million in the same period of the previous year.

Cruceros, Dique II. This is a unique project in the Puerto Madero area consisting in an apartment building with a surface area of 6,400 sqm of which 3,633 sqm are owned by the Company. Works are fully completed. As of September 30, 2006, 10 units are available, which we plan to sell in the next quarter.

Torres Renoir, Dique III. In view of the steady demand for residential properties in the area of Puerto Madero, during fiscal year 2006 we closed swap agreements that allowed us to start construction of these two exclusive residential buildings of 37 and 40 floors. In the light of the development boom in this area, the project has aroused great expectations in the market, given its outstanding features. As of September 30, 2006, in view of the market’s interest in this project, sales were launched in Tower 1, whose degree of progress was 57.14%, and bookings started to be accepted in October. In connection with Tower 2, the project plans were filed with the Municipality.

In addition, on July 17, 2006 we executed the deed of conveyance of title and delivery of possession of the third and last plot6 of our land reserves in Dique III, whereby Alvear Palace Hotel S.A. purchased two thirds of the undivided interests and Desarrollos Premium Plus S.A. purchased the remaining third. Under this transaction we received US$ 2.15 million on the date of execution of the preliminary sales contract, a down payment of US$ 1 million in January 2006, and the remaining balance of US$ 5.35 million upon the execution of the deed of conveyance of title.

Barrio Chico (formerly San Martín de Tours). This is a unique project in Barrio Parque, the most exclusive residential area in the city of Buenos Aires. As of September 30, 2006 the project was in its final stage. Sales in this project were launched in May this year, with a high degree of success. Previously, efforts had been made to develop the image of the product, in whose context the designation chosen was “Barrio Chico” and was accompanied by advertising in the most important

[6]	Corresponds to plot 1d mentioned in Note 20 to the Unconsolidated Financial Statements.

printing media. As of September 30, 2006, preliminary sales agreements had been executed for 70% of the total units, and sales are estimated to be completed in the coming quarter.

Caballito. On May 4, 2006 we entered into a US$ 7.5 million swap agreement with Koad S.A. (Koad) whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and liability, a residential complex known as “Cabalito Nuevo” In consideration for it, Koad paid to us US$0.05 million, while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces within a term of 1,188 days. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards for prompt delivery.

Besides, Koad created a US$ 7.45 million mortgage on the property as security for the transaction and took two performance bonds for US$ 2.0 million and US$ 0.5 million.

Benavidez, Tigre. Benavidez is an undeveloped 99.8 hectare plot located in the area of Tigre, 35 kilometers north from downtown Buenos Aires. In this property we plan to develop a gated residential complex that will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. Given the rise in the values of land in the Northern part of the Province of Buenos Aires, above all in the area in which the development is located, our expectations regarding the sales of the lots to be received pursuant to the swap agreement are highly positive.

Canteras Natal Crespo, Provincia de Córdoba. As of September 30, 2006, we held 43.43% of the equity of Canteras Natal Crespo S.A. Canteras Natal Crespo S.A. is a company located in the province of Córdoba whose main corporate purpose shall be the urbanization of own or third-party lands, gated communities, lots for sale or lease, development of quarries, real estate transactions and construction of housing units.

The preliminary guidelines for the development of the project were designed during the period. As from the moment in which the Chilean architecture firm URBE was hired, progress was made in the design of the Master Plan draft project. The development will offer a luring, diversified suite of residential plots and low and medium density housing areas, and each of the neighborhoods will have full-service infrastructure. The project will stand out for being embedded in the unique hillside setting of Sierras Chicas, in the province of Córdoba.

Below is a detail of property being developed by IRSA as of September 30, 2006.

Development Properties

	Date of acquisition	Estimated Cost /Real Cost (Ps.000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA’s Effective Interest	Percentage sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of September, 30			Book Value ´(Ps. 000) (7)
								for fiscal years (6) (Ps. 000)
								07´(Ps. 000)	06´(Ps. 000)	05’ (Ps. 000)
Residential Apartments
Torres Jardín	07/18/96	56,579	32,339	490	100%	97.4%	70,049	—	—	—	472
Torres de Abasto (8)	07/17/94	74,810	35,630	545	62%	100.0%	109,266	—	—	11	312
Edificios Cruceros	07/22/03	5,740	3,633	40	100%	63.2%	12,784	2,753	—	—	1,989
San Martín de Tours	03/2003	12,171	2,891	1	100%	0.0%	—	—	—	—	16,178
Minetti D.	12/20/96	15,069	6,913	70	100%	98.9%	11,626	—	—	—	72
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	67%	100.0%	47,530	—	—	—	—
Torre Caballito Mz 36 (15)	11/03/97	22,815	6,833	118	100%	0.0%	—	—	—	—	22,663
Torres Renoir (15)	09/09/99	22,861	5,383	28	100%	0.0%	—	—	—	—	22,861
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100%	0.0%	—	—	—	—	41,808
Other (10)		31,245	18,151	163	N/A	100.0%	36,222	—	—	—	13

Subtotal		319,054	128,555	1.564	N/A	N/A	287,477	2,753	—	11	106,368
Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1.273	83%	95.5%	217,877	561	463	1,148	8,342
Benavidez (15)	11/18/97	20,544	989,423	110	67%	100.0%	11,830	—	—	—	8,542
Villa Celina I, II and III	05/26/92	4,742	75,970	219	100%	98.9%	13,952	—	—	—	43
Villa Celina IV and V	12/17/97	2,450	58,373	181	100%	100.0%	9,505	—	—	—	—
Other lands		—	—	—	N/A	0.0%	—	—	—	—	—

Subtotal		158,691	2,532,671	1.783	N/A	N/A	253,164	561	463	1,148	16,927
Land Reserve
Puerto Retiro (9)	05/18/97	—	82,051	—	33%	0.0%	—	—	—	—	46,474
Terrenos de Caballito	11/03/97	—	20,968	—	100%	40.1%	22,815	—	—	—	9,223
Santa María del Plata	07/10/97	—	675,952	—	100%	0.0%	—	—	—	—	114,397
Pereiraola (11)	12/16/96	—	1,299,630	—	83%	0.0%	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	12/02/97	—	4,653	—	100%	50.0%	12,310	—	—	—	6,704
Terreno General Paz (8)	06/29/06	—	28,741	—	62%	0.0%	—	—	—	—	59,851
Canteras Natal Crespo	07/27/05	—	4,320,000	—	43%	0.0%	101	26	—	—	4,467
Terrenos Alcorta	07/07/98	—	1,925	—	62%	100.0%	22,969	—	—	—	—
Other (12)			3,535,391		N/A	0.0%	—	—	—	—	75,425

Subtotal			9,969,311		N/A	N/A	58,195	26	—	—	338,416
Other
Alsina 934	08/20/92	705	3,750	1	100%	100.0%	11,745	—	—	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100.0%	16,471	—	—	—	—
Dique 3	09/09/99	25,836	10,474	3	100%	100.0%	91,638	26,206	—	—	—
Other Properties (13)		23,871	11,352	61	N/A	95.7%	30,466	156	37	108	1,595

Subtotal		66,420	30,632	73	N/A	N/A	150,320	26,362	37	108	1,595

TOTAL (14)		544,165	12,661,169	3.420	N/A	N/A	749,156	29,702	500	1.267	463,306

Notes:

1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02.28.03.
2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.
6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.
7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at September 30, 2006, adjusted for inflation at 02/28/03.
8)	Through Alto Palermo S.A.
9)	Through Inversora Bolivar S.A.
10)	Includes the following properties: Dorrego 1916 through IRSA and Arcos 2343 fully sold (through Baldovinos)
11)	Directly through IRSA and indirectly through Inversora Bolivar S.A.
12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar S.A.) and Caballito, Torres Rosario and the Coto Project (through APSA S.A.)
13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517, Termination Revenues, Sale of APSA properties, and Rivadavia 2768 (fully sold through IRSA).
14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.

IV. Hotels

Income from the hotel segment was Ps.28.6 million for the first quarter of fiscal year 2007, compared to Ps.24.9 million recorded in the same period of fiscal year 2006.

Higher income reflected mainly increases in rates, which were up 36.6% compared to the same period of the previous year. Average rates increased to Ps.470 for the first quarter of fiscal year 2007, compared to Ps.344 for the first quarter of fiscal year 2006.

In view of the sustained boom of the hotel business, fueled by local and international tourism, during this quarter we continued works for the construction of 42 new rooms in the Llao Llao hotel , a first-class resort, unique in Argentina both for its services and location. Also in this respect we have started improvement and refurbishment works at the Sheraton Libertador Hotel, located in the downtown area of Buenos Aires.

The following chart shows information regarding our hotels for the three-month period ended September 30, 2006:

Hotels

Hotel	Date of Acquisition	Number of rooms %	Average Occupancy % (1)	Average price per room Ps. (2)	Accumulated sales as of September 30 of fiscal year (Ps. 000) (3)			IRSA’s Effective Interest	Book Value as of September, 30, 2006%
					2007	2006	2005
Intercontinental (4)	Nov-97	309	58.6%	394	9,216	8,376	6,748	50.89%	54,747
Sheraton Libertador (5)	Mar-98	200	79.8%	315	6,968	5,743	4,387	80.00%	39,837
Llao Llao (6)	Jun-97	158	71.9%	808	12,422	10,754	8,663	50.00%	47,658
Total	—	667	68.1%	470	28,606	24,873	19,798		142,242

Notes:

1)	Accumulated average in the three-month period.
2)	Accumulated average in the three-month period.

3)	Corresponds to our total sales consolidated by the RT21 method adjusted by inflation up to 02/28/03.
4)	Through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.)
5)	Through Hoteles Argentinos S.A.
6)	Through Llao Llao Resorts S.A.

V. Financial and other transactions

Repayment of third principal payment and interest payment under the Secured Notes and Unsecured Loan. In the month of August, the third principal payment was made under the Secured Notes, for US$ 0.93 million and under the Unsecured Loan for US$ 0.58 million, resulting in a residual nominal amount of US$ 30.84 million and US$ 19.0 million, respectively. In addition, interest payments of US$ 0.58 million and US$ 0.36 million, respectively, were made.

Exercise of warrants. On September 30, 2006, warrants issued by our company were exercised for a total of US$ 0.75 million par value, resulting in the issue of 1.37 million shares. Total proceeds from this transaction were US$ 0.9 million.

During the quarter ended September 30, 2006, the holders of our convertible bonds exercised their conversion rights for a total of 0.4 million units with a face value of US$ 1 each, resulting in the issuance of 0.73 million common shares of Ps. 1 par value each.

As of September 30, 2006, the amount of outstanding Convertible Bonds and warrants was US$ 27.6 million and US$ 49.5 million, respectively, while the number of outstanding shares totaled 437,554,373.

Amendment of certain terms and conditions of the indebtedness. On August 2, 2006, two agreements were executed for the purpose of amending certain terms and conditions in the Company’s indebtedness agreements, Secured Notes and Unsecured Loan. The amendments mentioned, that came into force as from July 17, 2006 and mainly provide the Company with higher operating and financial flexibility, come as a result of obvious improvements in the Company’s financial condition and the extraordinary recovery in the Argentine macroeconomic context.

Upgrading in the risk rating of our US$ 250 Million Global Note Program (with 30.8 million still outstanding). In August 2006, Fitch Argentina Calificadora de Riesgo S.A. rating company upgraded the rating of our US$ 250 Million Global Note Program from BB+ (Arg) to BBB (Arg). In this manner, IRSA has reached Investment Grade once again at the local level.

The upgrade is based on the positive evolution shown by the various businesses in which the Company is engaged and in the favorable prospects for the real estate sector in the medium term. This translates into an expected increase in IRSA’s cash flows, both in those generated directly by office rentals and the sales and development segment and in those received from its share in the robust business of shopping centers through its controlled company APSA. In addition, the upgrade in the rating is also based on the low level of indebtedness in relation to the assets held by the Company.

Acquisition of Palermo Invest S.A. stock from GSEM/AP Holdings L.P. On October 4, 2006, we acquired 26,083,596 common, registered, non-endorsable Class B shares of one peso par value each and entitled to one vote per share of Palermo Invest S.A. from GSEM/AP Holdings, L.P., for a total price of US$ 18.0 million. Upon execution of the agreement the sum of US$ 9.0 million was paid, and the balance will be paid in three equal, consecutive installments of US$ 3.0 million each, to fall due in October 2007, 2008 and 2009, accruing interest at 9% per annum, payable every three months.

Simultaneously, a share assignment agreement was entered into between IRSA (assignor) and Patagonian Investment S.A. (assignee), whereby the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable Class B shares of one peso par value each and entitled to one vote per share in Palermo Invest S.A. The contract price is US$ 1.08 million, and will be paid by Patagonian Investment S.A. within 90 days counted as from the agreement’s execution date.

After the referred transactions, IRSA is holder of 98% of Palermo Invest S.A. while Patagonian Investment S.A. owns the remaining 2%.

Nuevas Fronteras S.A. capital reduction. On August 25, 2006, the General Shareholders’ Meeting of our subsidiary Nuevas Fronteras S.A., owner of the Intercontinental hotel, resolved to reduce its cash stock capital by Ps.17.0 million, down from Ps.92.0 million to Ps.75.0 million.

Therefore, it was resolved to distribute and make available to the shareholders an amount of Ps.17.0 million, or its dollar equivalent at an exchange rate of Ps.3.10 per dollar, according to the respective interest percentages held by them.

Creation of Global Note Program. The General Ordinary Shareholders’ Meeting, held on October 31, 2006, approved by majority vote the creation of a Global Program for the issuance of unsecured, unconvertible Notes for a principal amount of up to U$S 200 million or its equivalent in other currencies, in accordance with the provisions of Law No. 23,576 (Negotiable Obligations Law) as amended and supplemented.

APSA – Acquisition of Córdoba Shopping. On July 7, 2006, our shopping center subsidiary APSA entered into an agreement with Grupo Roggio to start a process that, subject to a due diligence process, will conclude in the transfer to APSA of all the shares of Empalme S.A., owner of Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center that has a total area of 35,000 sq.m., with 160 shops, 12 cinemas and parking space for 1,500 vehicles, and is located in the Villa Cabrera neighborhood of the City of Córdoba.

If the transaction is consummated and the various conditions to which it is subject are satisfied and the consent of the Antitrust Agency is obtained, this investment will be an opportunity for APSA to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces.

APSA – Distribution of dividends and creation of Global Note Program. The General Ordinary Shareholders’ Meeting of our subsidiary APSA, held on October 31, 2006, approved by majority vote the distribution of a cash dividend in the amount of Ps.47.0 million and the allocation of Ps.2.2 million to the legal reserve. In addition, the meeting approved the creation of a Global Program for the issuance of unsecured, unconvertible Notes for a principal amount of up to U$S 200 million or its equivalent in other currencies, in accordance with the provisions of Law No. 23,576 (Negotiable Obligations Law) as amended and supplemented.

APSA – Financial Debt. As of September 30, 2006, the financial debt of APSA, our shopping center subsidiary, is among the lowest levels in the last years. At present the composition of such indebtedness is as follows:

Description	Outstanding Amount	Rate	Maturity

Syndicated Loan	Ps. 25,000,000	Encuesta Rate + 3%	Apr-07

Convertible Notes	USD 47,227,934	10%	Jul-14

During the quarter ended September 30, 2006, APSA made the last payment to Deutsche Bank relating to the debt restructuring of Mendoza Plaza Shopping. The outstanding balance at the beginning of the fiscal year of US$ 3.0 million was repaid on August 1, 2006.

As regards the Ps. 50 million-syndicated loan obtained in fiscal year 2005, Alto Palermo S.A. repaid the third principal installment on October 5, 2006, after the close of the first quarter of fiscal year 2007, for Ps. 12.5 million. The outstanding balance as of such date amounts to Ps. 12.5 million and this indebtedness accrues interest at the Encuesta rate + 3%.

As regards the Series I Convertible Notes for up to a face value of US$ 50 million, on May 2, 2006 during an extraordinary meeting of noteholders a resolution was adopted to extend the maturity date to July 19, 2014. The total outstanding amount is US$ 47,227,934 whereas the amount of shares in the Company amounts to 782,064,214 and its capital stock to 78,206,421.

VI. Brief comment on prospects for the next quarter

Economic activity in Argentina has continued to grow at high rates for four years in a row, without showing signs of deceleration. This growth is mainly driven by consumption and investment, especially in the construction industry. These variables have a very positive impact on our business; therefore, prospects for all our business segments for the coming quarters of fiscal year 2007 are more than promising.

As regards offices and other properties for rental, the current full occupancy levels and the constant appreciation of the square meter price for office rentals, currently ranging in 24 US$/sqm for class A buildings, encourages us to continue to increase our portfolio of premium buildings. In addition, this appreciation of the price per square meter has not yet been fully reflected in our Financial Statements as there has been no adjustment yet in the rates of the lease agreements for most of the properties in our portfolio of assets, with very good prospects for this business segment in the next quarters of this fiscal year.

The success obtained in the positioning and in the sales of our Shopping Centers encourages us to continue improving our vast variety of commercial proposals, subject to the needs of consumers and latest trends. During this fiscal year we intend to continue to increase our portfolio of assets in this segment.

The number of tourists visiting Argentina in the first half of calendar 2006 recorded an increase of almost 20% compared to the same period of the prior year. This increase is mainly due to the numerous attractions that Argentina offers to tourists and the favorable exchange rate. These circumstances had helped the hotel industry to thrive, encouraging us to introduce improvements in the infrastructure of our hotels in order to continue to supply them with excellent service.

Finally, we must mention the concealed value of our company which is materialized in its strategically located land reserves, such as the plots in Puerto Madero, Caballito, Neuquén, Rosario and Cordoba among others. In the future we will continue developing these land reserves mainly through residential and office developments, shopping centers, hotels and the large amount of new projects we have in mind, with the goal of adding value to our asset portfolio.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2006 and 2005 and the supplementary notes 1 to 24 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the three-month periods ended September 30, 2006 and 2005, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management. The financial statements of Tarshop S.A., IRSA indirect subsidiary, were reviewed by Abelovich, Polano & Asociados, who have issued their report with no observations. Consequently, this report, in so far as it refers to the amounts included for the above company, is based on the report issued by Abelovich, Polano & Asociados.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We consider that our review, and the report issued by Abelovich, Polano & Asociados (exclusively for PricewaterhouseCoopers) mentioned in point 1., provide a reasonable basis for our report.

3.	IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries have a significant participation in Banco Hipotecario S.A. (the “Entity”), which is recorded at equity value at period end. The limited review report of the external auditors on the financial statements of Banco Hipotecario S.A. at September 30, 2006 dated November 8, 2006 states that the financial statements should be read considering the level of exposure of the Entity to the Public Sector. The participation of the Company in the Entity as a whole represents approximately 14% of basic assets and 10% of consolidated assets at September 30, 2006.

4.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report on September 8, 2006 and on the report of Abelovich, Polano & Asociados mentioned in point 1., we report that:

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2006.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements; at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at September 30, 2006, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 413, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 10, 2006.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Dr. José Daniel Abelovich Public Account (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 10, 2006